UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer

PETROBRAS

EXTRAORDINARY GENERAL MEETING

August 19, 2022



Index

INVITATION

Date: August, 19th 2022
Time: 1 PM (GMT-3 time zone)
Local: Digital Plataform

Matters:

Extraordinary General Meeting

I. Election of eight (8) members of the Petrobras' Board of Directors;

II. Election of the Chairman of the Board of Directors;

NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Petrobras"), considering that:

(i) as disclosed by Petrobras on May 23, 2022, and June 9, 2022, the Company received official letters from the Ministry of Mines and Energy requesting Petrobras to call an Extraordinary Shareholders' Meeting for the replacement of a member of its Board of Directors;

(ii) on June 20, 2022, the Company released two (2) Notices to the Market, whereby Petrobras firstly informed the resignation of Mr. José Mauro Coelho from the positions of Board Member and President of Petrobras, and secondly announced that, because of such vacancy in the President's Office, the Chair of the Board of Directors had appointed Mr. Fernando Assumpção Borges, Chief Executive Exploration and Production Officer, as Acting President of the Company, based on paragraph 4 of article 27 of Petrobras' Bylaws, until the election and investiture of the new President, according to article 20 of the Bylaws;

(iii) on June 21, 2022, the Company received another official letter from the Ministry of Mines and Energy by means of which the controlling shareholder appointed eight (8) candidates for the Board of Directors, to be submitted to the Extraordinary Shareholders' Meeting, according to Petrobras Notice disclosed to the Market on the same date;

(iv) on June 27, 2022, Petrobras' Board of Directors, by a majority vote, elected Mr. Caio Mário Paes de Andrade as member of the Company's Board of Directors until the next Shareholders' Meeting, as per the terms of article 150 of Brazilian Corporation Law, and also as President of the Company, with a term of office until April 13, 2023, according to the Notice disclosed to the Market on June 27, 2022 ;

(v) Petrobras' Board of Directors is currently composed of eleven (11) members, being one (1) member appointed by the Board of Directors, according to article 150 of Brazilian Corporation Law, who has substituted for one (1) member elected according to a cumulative voting procedure at Petrobras Annual Shareholders' Meeting of April 13, 2022; and ten (10) members elected at the Annual Shareholders' Meeting of April 13, 2022;

(vi) the ten (10) Board members elected at the Annual Shareholders' Meeting held on April 13, 2022 were elected as follows: (a) one (1) member elected in a separate voting procedure held among the Company's employees, according to paragraph 1 of article 2 of Law 12,353/10; (b) one (1) member elected in a separate voting procedure held among the preferred minority shareholders, according to item II of paragraph 4 of article 141 of Brazilian Corporation Law; (c) one (1) member elected in a separate voting procedure held among the common minority shareholders, according to article 239 of Brazilian Corporation Law; and (d) seven (7) members elected in a cumulative voting procedure held among all common shareholders, according to article 141 of Brazilian Corporation Law, except for those who had participated in the election procedure referred to in item (c);

(vii) the list of candidates for Petrobras' Board of Directors included in the official letter from the Ministry of Mines and Energy received on June 21, 2022, comprises the election of the eight (8) Board members, who will compete for the eight (8) positions of the eight (8) members elected in the cumulative voting procedure at the Annual Shareholders' Meeting held on April 13, 2022, and there shall not be, in this Extraordinary Shareholders' Meeting, separate voting procedures for the members of the Board who have not been elected by cumulative voting ;

hereby, and in response to the request of the Company's controlling shareholder, invites the Company's shareholders to attend an Extraordinary Shareholders' Meeting, to be held exclusively online through a Digital Platform, on August 19, 2022, at 1:00 p.m., to resolve on the following matters:

Extraordinary Shareholders' Meeting

I. Election of eight (8) members of Petrobras' Board of Directors; and

II. Election of the Chair of Petrobras' Board of Directors.

The Meeting will be held exclusively online, therefore the shareholders will only be able to participate as follows:

(a) by using the Distance Voting Ballot**("Distance Voting Ballot")**, is available for the shareholders on the Company's (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites, or through shareholders custodians;

(b) by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 28, paragraphs 3 and 3 of CVM Resolution 81/22 (Resolution 81), in which case the shareholder may: (i) simply participate in the Meeting, having already sent the Bulletin for Distance Voting or not; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail.

The Company's shareholders must evidence their status as shareholders in accordance with article 126 of Law 6,404, of December 15, 1976 ("Brazilian Corporation Law") and article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to Resolution 81, can be found in the Manual for Participation of Shareholders and in the Instructions for Participation in the Meeting.

To participate in this Meeting through the Digital Platform, the shareholder must send a request to the Company, by email, to the following address: assembleias@petrobras.com.br, until two (2) days before the Meeting, that is, until 1 p.m. (Brasília time), August 17, 2022, in which email the shareholder must enclose the following documents:

Individual Shareholder:

(a) valid identity document with a photo of the shareholder (original or certified copy). The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(c) email to receive the individual invitation to access the Digital Platform and consequent participation in the Meetings.

Legal Entity Shareholder:

(a) valid identity document with a photo of the legal representative (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (such as OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) documents that prove the representation, including the appointment by a power of attorney and a copy of the professional qualification documents and the minutes of board members' election; and, in case of investment fund, copies of (i) the articles of incorporation in effect, (ii) the professional qualification documents of the board member or administrator, as applicable; and (iii) the minutes of the board members' election. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but they are not required to be notarized nor legalized at the Brazilian Consulate. Documents in English or Spanish do not require translation;

(c) proof of ownership of shares issued by Petrobras, issued by the depository or custodian financial institution; and

(d) email to receive the individual invitation to access the Digital Platform and consequent participation in the Meetings.

The minimum percentage of the Company's capital necessary for the cumulative voting procedure to be requested for the election of the members of the Board of Directors at this Extraordinary Shareholders' Meeting is five percent (5%) of the voting capital, according to CVM Resolution 70. The possibility to request the adoption of a cumulative voting procedure shall be exercised by shareholders up to forty-eight (48) hours before the meeting, i.e. until 1:00 p.m. of August, 17, 2022, according to paragraph 1 of article 141 of Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating via Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the instructions provided in the Manual for Participation of Shareholders, as well as in the Distance Voting Ballot, are intended to assist shareholders in completing the Ballot. The shareholder who chooses to use the Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the Company's shares bookkeeping).

All documents regarding the matters to be resolved on at this Extraordinary Shareholders' Meeting are available to the shareholders at the Company's (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission – CVM's (http://www.cvm.gov.br) websites, as per the terms of CVM Resolution 81.

Rio de Janeiro, July, 18, 2022.

Márcio Andrade Weber
Chair of the Board of Directors

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING



The meeting will be held exclusively digital, which is the reason why shareholder attendance can only be:

a) **by Distance Voting**, which ballot is available at the Company's website (http://www.petrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br) or through its custodians; or

b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 28, paragraphs 2 and 3 of ICVM 81 of March 29,2022 ("Resolution 81") , in which case the shareholder may:

  I. *simply participate in the meeting, having or not sent the Ballot ; or*

  II. *participate and vote in the meeting. In this case, votes previously sent through the Ballot will be disregarded, and the votes delivered during the meeting will be considered.*

Participation via Distance Voting Ballot – BVD



Petrobras will adopt remote voting under Resolution 81, allowing its shareholders to send their votes:

I. *through its custody agent;*

II. *through the Company's shares bookkeeping agent (at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616), or by e-mail dac.escrituracao@bradesco.com.br; or*

III. *directly to the Company: electronically, to the e-mail: assembleias@petrobras.com.br addressed to Investor Relations Area, with request for confirmation of receipt.*

Regardless of the method chosen (through its custody agent; through the Company's shares bookkeeping agent or directly to the company) it is recommended to the shareholder to send the Distance Voting Ballot (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of documents.

The **Distance Voting Ballo**t sent, transmitted or filed will be disregarded by the Company if:

I. *it sent after the deadline,*

II. *that is not correctly filled, or*

III. *It's not accompanied by the requested documents*

If the shareholder has chosen to deliver the Distance Voting Ballot directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

To check the delivery times, validity conditions and other requirements of the Distance Voting Ballot, please refer to the instructions present in the document Instructions to Vote Through Distance Voting Ballot, contained in this meeting handbook, or the Distance Voting Ballot itself.

The Company informs that the guidelines provided in the item ***Instructions to Vote Through Distance Voting Ballot****, as well as in the* ***Distance Voting Ballot****, itself, aim to guide and clarify its* ***Distance Voting Ballot*** *completion. The shareholder who chooses to vote through the* ***Distance Voting Ballot*** *is solely and entirely responsible for its correct completion, either directly (Company's or CVM websites) or indirectly (by transmitting the completion to custody agents, contracted voting recommendation consultants by the shareholder, or to the bookkeeping institution of the Company's shares).*

Registration and Participation in the Digital Platform



Petrobras will make the Digital Platform available for shareholders to participate and/or vote remotely at the meetings, without prejudice to the use of the Distance Voting Ballot as a means of exercising voting rights.

For participation and voting at the meetings, shareholders shall observe all the procedures described below:

Shareholders who want to participate in the meeting, through the Digital Platform must request to the Company by e-mail assembleias@petrobras.com.br, at least 48 hours before the meeting, that is, by 1:00 p.m. (GMT-3 times zone) on August 17, 2022, which must be duly accompanied these documents:

- **Individual investor**

I. *valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted:*
   a. ID;
   b. Foreigner ID;
   c. Passaport;
   d. officially recognized professional class cards; or
   e. driver's license;

II. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

III. *personal e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.*

- **Institutional investor or Legal Entity**

I. *valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted:*
   a. ID or Foreigner ID;
   b. Passaport
   c. officially recognized professional class cards; or
   d. driver's license

II. *documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of:*
   a. the current bylaws of the fund;
   b. the professional qualification documents of its director or manager, as the case may be; and

c. the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

III. *receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and*

IV. *e-mail to receive an individual invitation to access the Digital Platform and consequent participation in the meeting.*

- **Participation by Proxy**

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter /Annual-2022-CVM/SEP

I. *any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and, in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the investors; and*

II. *institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.*

Any power of attorney in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meetings by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

- **Foreign Shareholder Present at the Meeting**

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

- **American Depositary Receipts Holders**

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered with the Company. Entities or persons that are holders of American Depositary Receipts at the time of the Meeting will not be able to vote through the Distance Voting Ballot or the Digital Platform. The vote of such entities or persons will be collected through the Proxy Cards distributed by the depositary institution. Only holders of American Depositary Receipts who are holders of such receipts on the New York Stock Exchange (NYSE) as of July 29 (record date) will be eligible to vote.

Important remarks about the Meeting and the participation:

1. The shareholder who has sent the Distance Voting Ballot may also participate in the Meeting via the Digital Platform. To do so, it is mandatory to register on the Digital Platform as detailed below and in the other documents of this Meeting, and shareholders who are not duly registered will not be allowed to participate in the Meeting.
2. In order to organize the proceedings, at the beginning of the Meeting, the Presiding Board will ask the shareholders who have sent a Distance Voting Ballot and, concomitantly, have qualified to participate via the Digital Platform whether the shareholder intends:

a. only participate in the meeting, keeping valid and unchanged the votes already sent via Distance Voting Ballot; **OR**

b. participate and vote in the meeting, in which case its Distance Voting Ballot will be automatically cancelled, making it necessary for such shareholder to cast the vote in relation to the matters on the Agenda again. If the shareholder chooses only to attend the Meetings (according to item "a"), the votes cast via the Distance Voting Ballot cannot be changed during the meeting.

3. Since the Meetings will be held exclusively digitally, it will not be possible to physically attend the Meetings.

4. The Company clarifies that, exceptionally for this Meeting, it will waive the need to send physical copies of the shareholders' representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, the notarization, consularization, and apostille of all the shareholder representation documents, and it will be sufficient to send a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

5. Pursuant to the provisions of article 6, paragraph 3 of Resolution 81, access to the Digital Platform will not be allowed to shareholders who do not present the necessary registration documents within the established period.

6. Once the request for qualification to participate through the **Digital Platform** is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send an individual and untransferable invitation to the shareholder's e-mail containing instructions to access the electronic system (the Digital Platform) and to participate in the Meeting. The shareholder who has qualified to participate in the Meeting via the Digital Platform:

a. may participate and exercise its voting right through such platform; and

b. it will be considered present at the Meeting, pursuant to art. 47, § 1, of Resolution 81. Shareholders whose Bulletin has been deemed valid by Petrobras will also be considered present at the Meeting.

7. The registered shareholder on the Digital Platform undertakes:

a. to use the individual invitations solely and exclusively for the remote monitoring of the Meetings,
b. not to transfer or disclose, in whole or in part, the individual invitation to any third party, shareholder or not, being the invitation non-transferable, and
c. not to record or reproduce, in whole or in part, nor transfer to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

8. The shareholder who has correctly requested to participate in the Meeting and has not received the individual invitation for virtual access until twenty-four (24) hours before the Meeting is held, that is, until 1:00 p.m. on August 18 , 2022, should contact Petrobras' Investor Relations by assembleias@petrobras.com.br to resend instructions.

9. The Digital Platform satisfies the requirements set forth in Art. 28, § 1 of Resolution 81, namely:

a. registration of the possibility of manifestation and visualization of the documents presented during the Meeting;
b. the full recording of the Meeting; and
c. the possibility of communication between shareholders.

10. The shareholders present at the Meeting authorize the Company to use any information contained in the recording of the Meetings for:

a. registration of the possibility of manifestation and visualization of the documents presented during the Meeting;
b. registration of the authenticity and security of the communications during the Meeting;
c. registration of the presence and votes cast by the shareholders present;

d. fulfillment of legal order from competent authorities; and
e. defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere.

11. After the presentation of each item on the Agenda of the Meeting, the shareholder present may speak through the Digital Platform, so that, in the order in which the requests are received by the Presiding Board, through the opening of the audio. In order to maintain the good progress of the Meeting, a maximum time limit may be established for each shareholder present to speak.

12. Petrobras recommends that registered shareholders test and familiarize themselves previously with the Digital Platform to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the Meeting.

13. Petrobras requests that shareholders access the Digital Platform at least 30 minutes prior to the time scheduled for the beginning of the Meeting, in order to allow you to validate your access and become familiar with the Digital Platform system.

14. Petrobras clarifies that access will not be allowed after the time set for the start of the Meeting. Petrobras will not be responsible for any operational or connection problems that the shareholder may face, as well as for any other possible issues unrelated to the Company that may hinder or make it impossible the shareholder's participation in the Meeting.

15. Despite the possibility of participating via Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot in order to ensure the exercise of their vote at this Extraordinary General Meeting.

16. Shareholders holding common shares who have used their shares to vote in the separate election for a member of the Board of Directors at the Annual General Meeting of April 13, 2022, may not use the same voting interest to vote in the election of members of the Board of Directors at this Meeting, whether in the election by slate or in the election through the multiple vote process (if adopted). Pursuant to paragraph 8 of art. 141 of the Brazilian

Corporation Law, the Company informs that it has a record identifying the shareholders who cast votes in the separate election

17. Pursuant to art.141, §7, of the Brazilian Corporate law, and art. 19, item III, of the Company's Bylaws, whenever, cumulatively, the election of the Board of Directors takes place through the multiple vote system and the holders of common or preferred shares exercise the right to elect a Director, the Union will be assured the right to elect Directors in an equal number to those elected by the other shareholders and employees plus 1 (one), regardless of the number of Directors established in art. 18 of the Bylaws.

18. The exercise of voting rights in the case of stock lending will be at the borrower's expense, unless the contract between the parties provides otherwise.

HOW TO VOTE THROUGH DISTANCE VOTING BALLOT

The Ballot must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Resolution no. 81, March 29, 2022 ("Resolution 81").

In this case, it is imperative to complete the ballot, available on www.petrobras.com.br/ri, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the ballot to be considered valid and the votes counted at the Extraordinary General Meeting to be held on August 19, 2022, at 1:00 p.m. (GMT-3 time zone), in the exclusively digital form, the following instructions must be complied with:

I. *the shareholder or his legal representative(s), as the case may be and in accordance with the current legislation, must sign the ballot and initial all its pages, and a digital signature will be admitted, by means of a digital certificate; and*
II. *the shareholder or his legal representative(s) must send the documents proving his status as a shareholder and enabling him to participate in the Meeting, together with the ballot and, in the case of foreigners, a sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified below*

It is important to note that the ballot can also be obtained from the CVM's electronic addresses or through the shareholder's custodian. It is essential that the shareholder pays attention to the filling out and sending instructions applicable in each case.

Guidelines to send the ballot

Shareholders who choose to exercise their right to use the distance voting may:

I. *fill out and send the ballot paper directly to the Company to the attention of the Investor Relations department, through the electronic address: assembleias@petrobras.com.br; or*
II. *transmit the instructions for filling in for eligible service providers, as per the following guidelines:*

Exercise of distance voting rights using a custodian

Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the custodian, which forwards said voting manifestations to the [B]³ Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.

Different service providers involved in the distribution of the ballot may display the items on the ballot in different ways, according to their own systems. In case of doubt, we recommend consulting the Ballot available on the company's website and contacting your service provider, custody agent or Petrobras directly.

According to Resolution 81, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Meeting will be held, namely, until August 12, 2022 (inclusive), except if a different term is defined by their custodian agents.

It should be noted that, as ordered by Resolution 81, upon receiving shareholder voting instructions through their respective custody agents, the [B]³ Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

Exercise of distance voting rights using a book-entry share administrator

In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch.

According to Resolution 81, shareholders shall relay ballot form up to seven days before the date on which the General Meeting will be held, namely, until August 12, 2022 (inclusive), except if a different term is defined by Banco Bradesco.

Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

shareholders who choose to exercise their remote voting right by sending the ballot form directly to the Company, send the following documents to the attention of the Investor Relations Area, only by e-mail: assembleias@petrobras.com.br, with a request for acknowledgement of receipt:

I. *ballot duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate;*

II. *Copy of the following documents:*

a) for individual investors:

- valid photo ID and CPF number;
- in the case of representative (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the representative's identity.

b) for legal persons:

- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
- CNPJ; and
- photo ID document of the legal representative.

c) for investment funds:

- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund's voting policy and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the ballot paper to the Company no later than 1:00 p.m. (GMT-3 time zone) on August 12, 2022.

Petrobras has up to 3 (three) days from receipt of the ballot to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the ballot paper or the accompanying documents need to be rectified and sent back, observed the deadline for receipt.

Common rules for sending and validating the ballot paper remotely

In this meeting, Petrobras will exclusively waive the need to send the physical copies of the shareholder representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, apostillation and sworn translation of all shareholder representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

Powers of attorney granted by Shareholders by electronic means shall only be admitted if digitally signed, through digital certification that guarantees the authenticity and protection of the information sent.

Regardless of the shipping method chosen, it is recommended that the shareholder forward, transmit or to do the protocol the ballot paper (which will be available at least one month before the meeting), together with the relevant documents, as far in advance as possible, so that there is sufficient time for Petrobras' evaluation and possible return with reasons for rectification, correction and resubmission of documents.

The **Distance Voting Ballo**t sent, transmitted or filed will be disregarded by the Company if:

I. it sent after the deadline,

II. that is not correctly filled, or

III. It's not accompanied by the requested documents

If the shareholder has chosen to deliver the Distance Voting Ballot directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

Specific instructions about the election for the board of directors via ballot form

At the Extraordinary General Meeting there will be elections for eight (8) vacancies of members of the Board of Directors of Petrobras. Pursuant to the letter sent by the Company's controlling shareholder, Petrobras received the nomination of a slate containing 8 (eight) candidates to run for the Board of Directors. It is worth noting that holders of common shares who have used their shares to vote in the separate election for a member of the Board of Directors at the Annual General Meeting will not be able to use them again to vote in the election of members of the Board of Directors at this meeting, either in the election by slate or in the election by the multiple vote process, if adopted. The information related to the nominations to Petrobras' Board of Directors is detailed in this Manual.

Other nominations of candidates for the Board of Directors may be made by shareholders who have the minimum participation required under Resolution 81, which will be disclosed by Petrobras through Notice to the Market. Additionally, all candidates nominated by minority shareholders within the deadlines established in Resolution 81 will be included in the ballot form.

The minimum percentage of interest in the capital stock necessary to request the adoption of *cumulative* voting for the election of members of the Board of Directors is 5% (five percent) of the voting capital, as per CVM Instruction 70, of March 22, 2022. The option to request the adoption of the multiple vote process must be exercised by the shareholders up to forty-eight (48) hours before the meeting, that is, until 1:00 p.m. - Brasília time - on August 17, 2022, under the terms established in paragraph 1 of article 141 of the Corporation Law. If the *cumulative* vote process is adopted, the voting by slate of candidates nominated by the controlling shareholder will lose effect and the election will occur by allocating votes to each of the candidates individually.

The election of the Board of Directors in ballot is structured as follows:

- ***Items 1 and 2:*** *election by the slate system, if cumulative voting is not adopted.*

- ***Item 5:*** *simple question about the adoption of cumulative voting.*

- ***Items 6 and 7:*** *election by the multiple vote process, in which case election by slate does not apply.*

Election by Slate System – Items 1 and 2 of ballot form

- *Item 1 (Simple Deliberation): the shareholder may vote APPROVE, REJECT, or ABSTAIN in relation to the slate on the ballot.*

- ***Item 2 (Simple Deliberation):*** *if there is a change in the slate included in the ballot - change in one of the candidates to the Board of Directors - the shareholder must indicate whether or not he/she wishes to maintain his/her vote in the slate chosen in the answer to item 2 above. E.g.: a "YES" vote in this item 2 (combined with an "APPROVE" vote in item 2) means that the shareholder will continue to vote for the slate even if one or more names are changed.*

Request for Adoption of Cumulative Voting

- ***Item 5 (Simple Deliberation):*** *the shareholder can vote YES, NO or ABSTAIN in relation to the request for the adoption of cumulative voting.*
- *A "YES" vote in this item 5 means that the shareholder wishes that the cumulative voting process be adopted in the election of the members of the Board of Directors. If the shareholder votes "NO" or "ABSTAIN", his or her shares will not be counted for the purposes of the cumulative vote request.*

Election by Cumulative Vote – Items 6 and 7 of ballot form

These items of the ballot will only be considered if the cumulative vote process is adopted. In case the cumulative vote election process (items 6 and 7) is adopted, all candidates to the Board of Directors - both those nominated by the controlling shareholder and those nominated by minority shareholders - may receive votes individually.

- ***Item 6 (Board election by candidate - Cumulative vote only):*** *it asks whether the shareholder intends to distribute the votes equally among all the candidates listed on the ballot. Since there are 8 (eight) vacancies in dispute for the Board:*

IMPORTANT

- Shareholders who vote "YES" on item 6 may vote on item 7.
- Shareholders who vote "YES" in item 6 will have their votes AUTOMATICALLY distributed equally among all candidates included in the ballot, provided they do not approve any candidate in item 7.
- Shareholders who vote "NO" in item 6 may assign a specific percentage of their votes to the candidates of their preference through the field specified in item 7.
- Shareholders who vote "YES" in item 6 and, nevertheless, vote in favor of one or more candidates in item 7, will have the votes distributed proportionally among the selected candidates.
- Shareholders who vote "ABSTAIN" in item 6 will not have their votes counted in the election by the multiple vote process.

- ***Item 7 (Visualization of all candidates to indicate the distribution of the multiple vote):*** *field for the nomination of candidates if the answer to item 6 was YES or indication of the percentage of votes that the shareholder wishes to allocate to each candidate individually, if the answer to item 6 was NO.*

IMPORTANT

Voting instructions whose sum of percentages indicated in item 7 is higher or lower than 100% will also be disregarded. Shareholders who vote through third party systems should check whether said systems accept the insertion of numbers and, if not, what procedure they should adopt so that the numerical percentages are properly processed.

The Company informs that the guidelines provided herein, as well as those contained in the ballot itself, aim to assist shareholders in filling out the ballot. The shareholder who chooses to use the ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's site or the CVM) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the bookkeeping institution of Petrobras shares).

To clarify any doubts or obtain further information on how to exercise your vote via ballot, please contact your broker, custodian, service provider or Petrobras' investor relations team at:

E-mail: assembleias@petrobras.com.br

Or with the company hired (Morrow Sodali) by Petrobras to support this Meeting:

E-mail: petrobras@investor.morrowsodali.com
Phone: +55 11 3198-7280

PRESENTATION TO SHAREHOLDERS

ITEM I

ELECTION OF 8 (EIGHT) MEMBERS OF THE BOARD OF DIRECTORS

Dear shareholders,

The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the Extraordinary General Meeting ("EGM").

As already widely informed, Mr. José Mauro Ferreira Coelho resigned from his positions as Member of the Board of Directors and CEO of Petrobras.

Due to the vacancy in the Presidency of the Company, the Chairman of the Board of Directors nominated the Executive Director of Exploration and Production Mr. Fernando Assumpção Borges as an interim President of the Company, based on paragraph 4 of art. 27 of its Bylaws, until the election and inauguration of a new President under the terms of art. 20 of the Bylaws.

Subsequently, the Board of Directors, by majority vote, pursuant to article 150 of the Corporation Law, nominated Mr. Caio Mário Paes de Andrade as a member of Petrobras' Board of Directors until the next General Shareholders' Meeting and elected him to the position of President of the company, the latter with a term of office up to April 13, 2023.

Currently, Petrobras' Board of Directors is composed of eleven (11) members, of whom one (1) is appointed by the Board of Directors, pursuant to article 150 of the Corporation Law, in substitution of one (1) member elected by the multiple vote process at the Company's Annual General Meeting held on April 13, 2022, Mr. José Mauro Ferreira Coelho; and ten (10) members elected at the Annual General Meeting held on April 13, 2022.

The ten (10) members elected at the Annual General Meeting of April 13, 2022, were elected as follows: (a) one (1) member elected in a separate vote held among the

Company's employees, under the terms of paragraph 1 of art. 2 of Law 12,353/10; (b) one (1) member elected in a separate vote held among the minority holders of preferred shares, under the terms of item II of paragraph 4 of art. 141 of the Corporate Law; (c) 1 (one) member elected in a separate vote held among the minority holders of common shares, pursuant to article 239 of the Corporate Law; and (d) 7 (seven) members elected by the multiple vote process held among all common shareholders, pursuant to article 141 of the Corporate Law, except for those who have participated in the election process referred to in item (c).

In reference to the next General Shareholders' Meeting, Petrobras has received the following names for the composition of the Board of Directors: Gileno Gurjão Barreto, Caio Mario Paes de Andrade, Edison Antonio Costa Britto Garcia, Iêda Aparecida de Moura Cagni, Jonathas Assunção Salvador Nery de Castro, Márcio Andrade Weber, Ricardo Soriano de Alencar and Ruy Flaks Schneider, all nominated by the controlling shareholder and José João Abdalla Filho and Marcelo Gasparino da Silva, nominated by the minority shareholders.

The Petrobras People Committee assessed, pursuant to article 10 of Law 13,303/2016 and article 21 of Decree 8,945/2016, as amended by Decree 11,048/2022, and the Nomination Policy for Members of Senior Management and the Fiscal Council ("Nomination Policy"), the fulfillment of the requirements and the prohibitions on nominees for members of the Board of Directors, as per the minutes of the Committee's meetings held on 06/24/2022 and 07/13/2022, available at the Company's electronic address (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/)

In compliance with the provisions of article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors expressed its opinion on the compliance of the nominees with the legal, regulatory and statutory requirements and restrictions in light of the self-declarations and the documents presented by the nominees and the opinion of the Personnel, Eligibility, Succession and Compensation Committee, as per the minutes of the Board of Directors' meeting held on 07/18/2022, available at the Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/); and, on that occasion, decided to validate the analyses made by said Committee in meetings number 273, of 06/24/2022, and 274, of 07/13/2022, so that the Management proposal to be submitted to the next General Shareholders' Meeting

will include the following nominees: Gileno Gurjão Barreto, Caio Mario Paes de Andrade, Edison Antonio Costa Britto Garcia, Iêda Aparecida de Moura Cagni, Márcio Andrade Weber and Ruy Flaks Schneider, all nominated by the controlling shareholder and José João Abdalla Filho and Marcelo Gasparino da Silva, nominated by the minority shareholders.

Instructions for the nomination of a Board Member are established in the section of this Manual named "Verification of Legal and Statutory Requirements and Prohibitions Required for the Appointment of Petrobras's Board of Directors Member" available on page 88 of this Manual.

Following are the Exhibits with information related to the nominees for members of the Board of Directors, according to items 12.5 to 12.10 of the Reference Form (Article 11, item I, of Resolution 81); and the Certificates for the items deliberated at the Board of Directors meeting held on 07/18/2022.

Rio de Janeiro, July 19, 2022.

Caio Mário Paes de Andrade
CEO

ANNEX I

INFORMATION OF THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR PETROBRAS' BOARD OF DIRECTORS

Name ***CPF (Individual Taxpayer's ID)***	***Date of Birth*** ***Occupation***	***Management Body*** ***Elective position to be held***	***Term of Office*** ***Nº of Consecutive Terms***
Gileno Gurjão Barreto 315.099.595-72	01/23/1972 Lawyer	Board of Directors Chairman of Board of Directors	Until AGM 2024 0
Caio Mario Paes de Andrade 326.865.105-44	06/28/1964 Bachelor in Social Communication	Board of Directors Board Member	Until AGM 2024 0
Edison Antonio Costa Britto Garcia 244.897.191-91	08/16/1961 Lawyer	Board of Directors Board Member	Until AGM 2024 0
Iêda Aparecida de Moura Cagni 820.132.251-72	05/30/1974 Federal Public Servant	Board of Directors Board Member	Until AGM 2024 0
Márcio Andrade Weber 184.296.020-20	12/19/1953 Civil Engineer	Board of Directors Board Member	Until AGM 2024 1
Ruy Flaks Schneider 010.325.267-34	02/28/1941 Industrial, Mechanical and Production Engineer	Board of Directors Board Member	Until AGM 2024 2

Summarized curriculum of candidates:

Gileno Gurjão Barreto - Mr. Gileno is a lawyer with an MBA in Business Administration from FGV-SP, and is the current CEO of SERPRO S.A., having previously been a Legal, Governance and Management Officer. Former CARF and CSRF Counselor between 2004 and 2014. He was a partner at Loeser e Portela Advogados, where he remained from 2011 to 2018, and had a career at PwC from 1991 to 2011, working in the

Auditing, Consulting, Tax Consulting, and Administrative and Judicial Litigation areas, where he led the Tax Controversy & Dispute Resolution practice. He was consultant to several national and multinational private companies, and state and parastatal companies, such as autarchies (RFB), regulatory agencies (ANEEL, ANTT), and class entities (CNI, CNA, CNF). Mr. Gileno Gurjão Barreto declared to be a Non-Independent Director according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Caio Mário Paes de Andrade – Mr. Caio is the CEO of Petrobras. He has a degree in Social Communication from Universidade Paulista, a post-graduate degree in Administration and Management from Harvard University, and a Masters in Business Administration from Duke University. An entrepreneur with proven successes in Information Technology, real estate market and agribusiness, he founded and/or led the construction of several emblematic companies in the Brazilian Information Technology market. In this trajectory he has conducted more than 20 M&A processes, including company consolidations, strategic acquisitions, minority acquisitions, funding from institutional investors, divestitures, spin-offs and sale of control processes. In the social area, he founded and monitors the activities of the Fazer Acontecer Institute - a self-sustainable organization that directly positively impacts 4,000 children and adolescents in the semi-arid region of Bahia through sports. In 2019 he became CEO of SERPRO, the leading state-owned Information Technology company in the Americas. He then became Special Secretary of Debureaucratization, Management and Digital Government, former Ministry of Planning, where he coordinated the elaboration of the Administrative Reform and the GOV.BR Platform, the central core of the Digital Transformation of the Brazilian state. Mr. Caio Mário Paes de Andrade declared to be a Non-Independent Director according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Regulations of Level 2 of Corporate Governance.

Edison Antonio Costa Britto Garcia - Mr. Edison is a lawyer, graduated from UNICEUB University in Brasília-DF, holds a post-graduate LLM degree in Corporate Law and Capital Markets from INSPER/IBMEC - SP, holds the position of President of Companhia Energética de Brasília - CEB and CEB Participações SA, since January 2019, and General Director of CEB Iluminação Pública e Serviços SA, since March 2021, full member of the Boards of Directors of CEB, CEB Lajeado SA, INVESTCO SA (company controlled by EDP) and of the energy distributors of Grupo Neoenergia: CELPE, COSERN, COELBA, ELEKTRO Redes S.A., NDB Brasilia S.A. His professional career presents 25 years of experience in Capital Markets and Corporate Law, having

been Federal Attorney and CVM Superintendent; Counselor at the National Financial System Resources Council - CRSFN for 2 terms (2000-2004), representing CVM and almost 6 years as Superintendent and President of the Association of Capital Market Investors - AMEC, an entity created by investment fund managers (2006-2012). He was President and Attorney General of the INSS in 2018, Secretary of State of Planning and General Coordination of Mato Grosso (Dante de Oliveira Government). He held other positions in the Federal Government, either in the General Advocacy of the Union - AGU and in ministries for 36 years. Mr. Edison declared to be an Independent Director according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Regulations of Level 2 of Corporate Governance.

Iêda Aparecida de Moura Cagni - Mrs. Iêda has been a National Treasury Attorney since 2008, currently holds the position of General Secretary of Administration of the General Advocacy of the Union - AGU and holds the position of Chairman of the Board of Directors of Banco do Brasil; Master in Public Management from the Brazilian School of Public and Business Administration of the Getúlio Vargas Foundation (FGV), she is a specialist in Public Administration from FGV, postgraduate in Public Law from Processus College, Bachelor of Law from the College of Anápolis (GO) and also took the course of Risk Management and Financial Decision Making from The University of Chicago, Innovation and Public Management from the University Institute of Lisbon - ICTE-IUL, among others. At the Office of the Attorney General of the National Treasury, she served as Director of Corporate Management and as General Coordinator of Administration; as a member of the Board of Directors of the Federal Data Processing Service - SERPRO and of the Bahia State Water and Sanitation Company - EMBASA, and also as fiscal councilor of BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A (BB DTVM), controlled by the Banco do Brasil, and in Valec-Engenharia, Construções e Ferrovia and Banco do Brasil. Ms. Ieda declared to be an Independent Board Member according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Márcio Andrade Weber - Mr. Márcio Andrade Weber is a civil engineer with a degree from UFRGS (1975), specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). He was a member

of the Board of Services of Petrobras International (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, which had clients such as Shell and ENI (Indonesia). Later, has advised the PMI group in the operations of the aforementioned units (2020 – 2021). He has been a member of the Board of Directors of Petrobras since April 2021, serving as Chairman of the Board since April 2022. Mr. Márcio Andrade Weber declared to be an Independent Director according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Rules of Level 2 of Corporate Governance.

Ruy Flaks Schneider - Mr. Ruy Schneider is an industrial mechanical and production engineer graduated from PUC-RIO in 1963 as well as a Master of Sciences in Engineering Economy from Stanford University in 1965. Navy reserve officer, he attended the Brazilian Superior War College. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director (1966-1968) and establishing the first master's program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad. He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A. (1966-1970), Banco Brascan de Investimento S.A. and Banco de Montreal S.A.-MontrealBank (1970-1998), Grupo Multiplan (1988-1991) and INB Indústrias Nucleares do Brasil (2007-2012). Mr. Ruy Schneider served as a member of the Central Bank's capital market advisory Board, participating in advising on the preparation of the external debt conversion program. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil. He has been a member of the Board of Directors of Eletrobras since 2019, serving as Chairman of the Board since 2021. He has been a member of the Board of Directors of Petrobras since 2020. Mr. Ruy Flaks Schneider declared to be an independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM; and final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- Mr. Ruy Flaks Schneider, together with the other Directors, Fiscal Councilors and Officers of TEKA Tecelagem Kuehnrich S.A., received a penalty of a monetary fine in March 2018, which was paid. In this case, the referred penalty is related to articles 142, items III and V and article 153, of Law 6,4040/1976, not considering that, because the company is under Judicial Recovery, the financial statements should comply with Law 11,101/2005 - Bankruptcy and Judicial Recovery Law (today, Law 14,112/20). An appeal was filed with the National Council of Appeals of the National Financial System ("CRSFN"), pointing out that, at the time, the company, under judicial reorganization, complied with the determinations of Law 11,101/2005 (today, Law 14,112/2020) with respect to the Statements, CRSFN, however, did not grant the appeal. Following the judgement of the appeal, (Processo SEI nº 10372,100037/2019-81) by the CRSFN, the process was returned to the Comissão de Valores Mobiliários (CVM), the Brazilian Securities Commission, which, on March 7th, 2022, declared that the process had been concluded.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported according to item 12,9 of the "Formulário de Referência".

- In compliance with item 12,10 of the "Formulário de Referência", the candidates informed the following relationships of subordination, service rendering or control in the last 3 fiscal years between the nominees and:

    a. a company controlled, directly or indirectly, by Petrobras: Not applicable

    b. Petrobras controlling shareholder:

        i. Mr. Caio Mário Paes de Andrade informed he has a subordinate relationship to the Controller of Petrobras once he was Special

Secretary of Debureaucratization, Management and Digital Government of the Ministry of Economy.

ii. Ms. Iêda Aparecida de Moura Cagni informed that she has a subordinate relationship to the Controller of Petrobras since she was Director of Corporate Management of the Attorney General of the National Treasury and is General Secretary of Administration of the General Advocacy of the Union - AGU;

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable

The Petrobras People Committee assessed, pursuant to article 10 of Law 13,303/2016 and article 21 of Decree 8,945/2016, as amended by Decree 11,048/2022, and the Nomination Policy for Members of Senior Management and the Fiscal Council ("Nomination Policy") the fulfillment of the requirements and the prohibitions of nominees for members of the Board of Directors, as per the minutes of the Committee's meeting, held on 06/24/2022 and 07/13/2022, available at the Company's electronic address (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/) .

In compliance with the provisions of article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors expressed its opinion on the compliance of the nominees with the legal, regulatory and statutory requirements and restrictions in light of the self-declarations and documents presented by the nominees and the opinion of the Personnel, Eligibility, Succession and Compensation Committee, as per the minutes of the Board of Directors meeting held on 07/18/2022, available on the Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/).

In compliance with CVM Resolutions 80/22 and 81/22, we hereby inform the percentage of participation of nominees in the meetings of the Board of Directors and its Advisory Committees, as the case may be, which occurred after their taking office.

Meetings of the Board of Directors held in 2021:

	Board of Directors	
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
MÁRCIO ANDRADE WEBER (Member)	21	100,00%
RUY FLAKS SCHNEIDER (Member)	28	96,43%

Meetings of the Peoples' Committee held in 2021:

	Peoples' Commitee (COPE)	
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER (Chairperson)	31	100,00%
MÁRCIO ANDRADE WEBER (Member)	17	94,12%

Meetings of the Statutory Audit Committee held in 2021:

	Petrobras Statutory Audit Committee (CAE)	
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
MÁRCIO ANDRADE WEBER (Chairperson)	32	100,00%

Meetings of the Conglomerate Statutory Audit Committee held in 2021:

	Petrobras Conglomerate Statutory Audit Committee (CAECO)	
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
RUY FLAKS SCHNEIDER (Member)	25	100,00%

ANNEX II

INFORMATION OF THE CANDIDATE APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE POSITION OF PETROBRAS' BOARD OF DIRECTOR MEMBER

Name *CPF (Tax Number)*	*Date of Birth* *Occupation*	*Management Body* *Elective office held*	*Term of Office* *No. of Consecutive Terms*
José João Abdalla Filho	05/30/1945	Board of Directors	Until AGM 2024
245.730.788-00	Banker	Board Member	0
Marcelo Gasparino da Silva	02/13/1971	Board of Directors	Until AGM 2024
807.383.469-34	Lawyer	Board Member	1

José João Abdalla Filho- Mr. José João Abdalla Filho, also known as Juca Abdalla, through his investment vehicles, is one of the biggest individual investors of long term in B3, with values above R$ 20 billion, focused in the Oil and Gas, Energy and Mining segments, and whose positions have been carried for more than 10 years. He is currently a member of the Board of Directors of Petrobras. Despite being an alternate member for a period, in both companies Cemig and CEG alternates attend the meetings of the Board of Directors, which has given him an important background in the Energy and Oil & Gas segments, and his performance has always been guided by respect for the interests of all stakeholders, especially in state-controlled companies. With a focus on operating cost control, discipline in capital allocation, and return equivalent to the risk assumed by all stakeholders, especially the companies' shareholders, always with a long-term view, Board Member Juca seeks to support the Management's performance in the best possible way. Mr. José João Abdalla Filho declared to be an Independent Director according to the criteria contained in article 36, §1 of Decree No. 8,945/2016 and in the Listing Regulations of Level 2 of Corporate Governance.

Marcelo Gasparino da Silva – Mr. Marcelo Gasparino da Silva is a lawyer graduated from the Federal University of Santa Catarina and a specialist in Corporate Tax Administration from the School of Administration and Management of the Santa Catarina State University (ESAG). He has executive training in mergers and acquisitions at the London Business School, and in CEO from Fundação Getúlio Vargas (IBE/FGV/IDE). He is a professor at Fundação ENÁ. He practiced law for 15 years (1995-2010), starting his executive career as Legal-Institutional Director at CELESC (2007-2009). Board Member certified by IBGC since 2010, in the last 12 years he has served as an Independent Board Member in publicly traded companies, with more than 30 mandates as Board of Directors and 5 as Fiscal Councilor. He is Chairman of the Board of Directors of ETERNIT (2017-current) and Board Member of VALE (2020-current) and Petrobras (2021-current). At VALE he is Coordinator of the Sustainability Committee and member of the Nomination Committee and he was a member of the Operational Excellence and Risks Committee (2020-2022). At Petrobras he is Chairman of the Minority Shareholders' Committee, and a member of the Committees of: Investments; Audit of the Companies of the Petrobras Conglomerate; and Safety, Environment and Health. At CEMIG he is a member of the Finance and Strategy Committee. At ETERNIT he is Coordinator of the Photovoltaic Generation Committee. He has worked in the mining and steel sectors, oil & gas, petrochemical, logistics, power generation, power transmission and distribution, base industry, civil construction, photovoltaic generation, warehousing, and basic sanitation sectors and he has acquired skills that allow him to contribute to the most diverse matters and strategies. He was part of emblematic cases of minority activism, such as: the election of the first and only Chairman nominated and elected by minority shareholders at Usiminas (2015); the first election of a minority shareholder by multiple vote (Eletrobras-2016; Vale-2019 and Petrobras 2020); the challenge at CVM against the proposal to include the "negative vote" in the election process for the Board of Directors of a Brazilian public company (Vale 2021); the election of 4 alternative candidates in the first election process at Vale Corporation (2021); the first time in which minority shareholders elect 2 directors by the multiple vote process at Petrobras (2022). In April 2017, he assumed the Chairman of the Board of Directors of ETERNIT to lead its turnaround with the election of a new board of directors, but with the restriction of the use of Chrysotile Asbestos in Brazil, the company began the process of Judicial Recovery (2018). Leading the board in the complex moment, he acted in the portfolio diversification of ETERNIT, through the photovoltaic energy area, one of the most successful Brazilian processes. He was a member of the Boards of Directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Companhia Energética de Minas Gerais (CEMIG) (2016-2022),

Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a Fiscal Advisor at AES TIETÊ (2013-14), BRADESPAR (2014-15), BRASKEM (2018-19) and Petrobras (2018-21). He is the oldest External Consultant of the Innovare Award. Mr. Marcelo Gasparino da Silva declared to be an Independent Director according to the criteria contained in Article 36, §1 of Decree No. 8,945/2016 and in the Listing Regulations of Level 2 of Corporate Governance.

According to statements by the nominees themselves, the candidates above:

- In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM; and final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

- The candidate Mr. José João Abdalla Filho has suffered, in the last five years, conviction in an administrative process by CVM (Administrative Sanctioning Process CVM RJ2014/10630) already judged, which, however, did not suspend or disqualify him to practice any professional or commercial activity.

- They do not hold marital relationships, common-law marriages or any known relationships that should be reported in accordance to item 12.9 of the "Formulário de Referência".

- They do not have relationships of subordination with company's related parties.

The People's Committee of the Petrobras evaluated, pursuant to article 10 of Law 13,303/2016 and article 21 of Decree 8,945/2016, as amended by Decree 11,048/2022, and the Nomination Policy for Members of Senior Management and the Fiscal Council ("Nomination Policy"), the fulfillment of the requirements and the prohibitions of nominees for members of the Board of Directors, as per the minutes of the Committee's meeting held on 07/13/2022, available at the Company's electronic address (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias-e-reunioes/) .

In compliance with the provisions of article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, the Board of Directors expressed its opinion about the compliance of the nominees with the legal, regulatory and statutory requirements and restrictions in light of the self-declarations and the documents presented by the nominees and the opinion of the Personnel, Eligibility, Succession and Compensation Committee, according to the minute of the Board of Directors' meeting held on 07/18/2022, available at the Company's website (https://www.investidorpetrobras.com.br/acoes-dividendos-e-dividas/assembleias -e-reunioes/)

Also in compliance with CVM Resolutions 80/22 and 81/22, we inform the percentage of participation of the nominees in meetings of the Board of Directors and of the Advisory Committees of the Board of Directors, as the case may be, which have occurred after investiture.

Meetings of the Board of Directors held in 2021:

	Board of Directors	
Board Member	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
MARCELO GASPARINO DA SILVA (Member)	21	100,00%

Meetings of Minority Shareholders Committee held in 2021:

Minority Shareholders Committee (COMIN)		
COMIN	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
MARCELO GASPARINO DA SILVA (Member)	3	100,00%

Meetings of Investment Committee held in 2021:

	Investment Committee (COINV)	
COINV	*Total Meetings of the Board*	*% member's participation in the meetings held after the investiture*
MARCELO GASPARINO DA SILVA (Member)	9	100,00%

PETROBRAS

Publicly Held Company
CNPJ/MF - 33.000.167/0001-01
NIRE - 33.300.032.061

CERTIFICATE

I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on July 18, 2022 (Meeting no. 1.691), in a session chaired by Board Member Murilo Marroquim de Souza, with the participation of Board Members Rosangela Buzanelli Torres and Sonia Julia Sulzbeck Villalobos and Board Members Francisco Petros Oliveira Lima Papathanasiadis Luiz Henrique Caroli and Marcelo Mesquita de Siqueira Filho, on the subject **VALIDATION OF THE ANALYSES OF THE ELIGIBILITY COMMITTEE (CELEG) IN RELATION TO THE NOMINATES FOR THE BOARD OF DIRECTORS OF PETROBRAS UNDER PARAGRAPH 4 OF ART. 21 OF DECREE 8,945/2016, AS AMENDED BY DECREE 11.048/2022**, resolved to validate the CELEG analyses carried out at meetings numbers 273, of 6/24/2022 (Annex I of this Certificate), and 274, of 7/13/2022 (Annex II of this Certificate), as follows: (i) board member Sonia Julia Sulzbeck Villalobos and board members Luiz Henrique Caroli, Marcelo Mesquita de Siqueira Filho and Murilo Marroquim de Souza fully followed the manifestation of the CELEG in meeting number 273 of the Committee, rendered by majority vote by the CELEG; board member Rosangela Buzanelli Torres and board member Francisco Petros Oliveira Lima Papathanasiadis followed the divergent vote of board member and CELEG Chairman Francisco Petros Oliveira Lima Papathanasiadis in meeting number 273 of the Committee; (ii) the board members Rosangela Buzanelli Torres and Sonia Julia Sulzbeck Villalobos and the board members Francisco Petros Oliveira Lima Papathanasiadis, Luiz Henrique Caroli, Marcelo Mesquita de Siqueira Filho and Murilo Marroquim de Souza fully followed the manifestation of the CELEG in the meeting number 274 of the Committee, unanimously pronounced by the CELEG;

(iii) the board members participating in this session also registered their concern with the lack of diversity in experience and academic background of the nominees, as well as with the difficulties that may arise for the composition and operation of the Council's Committees, which demand time dedication from its members, in view of the various activities already performed by the new nominees. Board member Marcelo Mesquita de Siqueira Filho pointed out the importance of being taken into consideration the qualification in Engineering, and especially with experience in the oil industry, of some of the nominees, at the Shareholders' Meeting, given the Company's area of activity and the composition of the Board Committees. ----------
The Chairman of the Board Márcio Andrade Weber and the Board Members Caio Mário Paes de Andrade, José João Abdalla Filho, Marcelo Gasparino da Silva and Ruy Flaks Schneider did not participate in this session because they were nominated to the Board of Directors and had their names analyzed by CELEG in the referred Committee meetings. ---
----

ANNEX I: Minutes of CELEG meeting number 273, on 24-6-2022. ANNEX II: Minutes of meeting number 274, on 07-13-2022, of CELEG.

Rio de Janeiro, July 18, 2022.

João Gonçalves Gabriel
Petrobras General Secretary

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MINUTES OF THE MEETING NO. 273 OF THE PEOPLE COMMITTEE

HELD ON 6-24-2022

On the twenty-fourth day of June, two thousand and twenty-two, the extraordinary meeting No. 273 of the Committee on People (COPE/CELEG or Committee) was held by videoconference transmitted from the City of Rio de Janeiro, beginning at sixteen o'clock.

This meeting was convened for the purpose of evaluating, as Petrobras' Eligibility Committee (CELEG), pursuant to article 10 of Law No. 13,303/2016 and article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022), and the Nominations Policy for Members of Senior Management and the Fiscal Council (Nominations Policy), the nomination, by the controlling shareholder, of Mr. **Caio Mário Paes de Andrade** for the position of Member of the Board of Directors and for the position of Chairman of Petrobras, if appointed as Member of the Board of Directors of Petrobras by the Board of Directors of the Company, pursuant to article 150 of the Corporation Law[i] (Law 6404/1976) and article 25 of the Bylaws of Petrobras[ii].

Preliminarily, considering: (i) the provisions of items 2.1.3. and 2.1.3.1. of the Committee Internal Regulations[iii]; (ii) the provisions of §3 of article 21 of Decree Committee Internal Rules[iii]; (ii) the provisions of §3 of article 21 of Decree no. 11.048/2022[iv]; (iii) that (iii.a) the Director and Chairman of COPE Mr. Ruy Flaks Schneider is running for the position of member of the Board of Directors; (iii.b) the members of the Board of Directors and of COPE Mr. Francisco Petros and

[i] Article 150 of Law 6404/76. "In the event of a vacancy in the position of board member, unless otherwise provided by the bylaws, the substitute shall be appointed by the remaining board members and shall serve until the first general meeting."

[ii] Article 25 of Petrobras Bylaws. "In the event of a vacancy in the position of Board Member, the substitute shall be appointed by the remaining Board Members and shall serve until the first General Meeting, as provided in art. 150 of the Brazilian Corporation Law."

[iii] "2.1.3 In the attribution provided for in item 4.1, sub-item "a.2", the committee members who are running for election to the Board of Directors of Petrobras may not participate in the discussions and deliberations. In this case, the dismissed members will be replaced by external COPE members, as indicated by the Committee's Chairman or by the Chairman of the Board of Directors, in case the COPE's Chairman has also been dismissed. "2.1.3.1 If, after the removal and replacement by COPE's external members, the minimum quorum of three members is not reached, the external member of the Statutory Audit Committee shall be summoned, provided he/she does not fall under the hypothesis described in item 2.1.3 and meets the legal and corporate requirements".

iv "Art. 21. The state-owned company shall have a Committee of People, Eligibility, Succession and Remuneration, whose members shall be appointed by the Board of Directors, with the following competencies: § 3º The Committee on People, Eligibility, Succession and Remuneration shall be made up of members of the Board of Directors or other advisory committees, without additional remuneration, or by external members, in which case the remuneration shall be defined at a general meeting."

Mr. Luiz Henrique Caroli are not running for office as members of the Board of Directors; and (iv) the indication of the Chairman of the Board of Directors; participated in this meeting, as members of CELEG (COPE/CELEG) and, with voting rights, the Board Member and Chairman of this meeting, Mr. Francisco Petros, the Board Member and Member of COPE Mr. Luiz Henrique Caroli and the External Members of COPE Mrs. Ana Silvia Corso Matte and Mr. Tales José Bertozzo Bronzato.

Marcelo Mesquita de Siqueira Filho, member of the Board of Directors, elected by the minority preferred shareholders, also took part in this meeting, in accordance with item 2.1.1 of the COPE[v]'s Internal Regulations.

In addition, the Executive Director of Governance and Compliance of Petrobras Salvador Dahan and the Attorney General of Petrobras Taísa Oliveira Maciel attended the meeting as guests. The Executive Manager of Human Resources of Petrobras Juliano Mesquita Loureiro participated partially, joining the meeting only to clarify points of the analysis report of the requirements of capacity and management of the nominee, issued by the Human Resources area.

Specifically regarding the nomination of Mr. Caio Mário Paes de Andrade, this COPE/CELEG will consider it in two stages:

(i) as a member of the Board of Directors : as an advisory body to the Board of Directors and, in accordance with article 150 of Law 6,404/76, supporting it in the nomination process of the nominee as a member of the Board of Directors and, in due course, assisting the Company's shareholders in the General Assembly yet to be convened, at which time the election of the nominee as a member of the Board of Directors will be decided; and

v "2.1.1 Should they have an interest, the Directors elected by minority holders of common or preferred shares may participate in the analysis of the matters contained in item 4.1, sub-item "a.2". To this end, these Directors shall be invited to the respective agendas, and shall be responsible for exercising a casting vote in the deliberations in which they are present.
(...)
4.1 The Committee is responsible: a. as to indication and succession: (...)
a.2. to assist the shareholders by providing opinions on the fulfillment of the requirements and the absence of prohibitions of those indicated for members of: (i) the Board of Directors; and (ii) the Fiscal Council of Petrobras;".

(ii) as the Company's CEO : as an advisory body to the Board of Directors, supporting the Collegiate in the process of electing the nominee as the Company's CEO.

It should be clarified that, considering the provisions of paragraph 2, article 21, of Decree 11,048/2022, which provides that *"the minutes shall be drawn up in the form of a summary of the facts occurred, including dissents and protests, and shall observe the provisions of Law 13.709, of August 14, 2018 (General Data Protection Law - LGPD) and in Law 12.527, of 2011 (Access to Information Law - LAI)"*, these minutes will be drawn up in summary form, and the documents that subsidized the Committee's analysis are filed at the Company.

Furthermore, the COPE/CELEG also registered that it seeks to conduct its analysis with impartiality and impersonality, in compliance with its duty of diligence, in a technical and respectful manner with each and every nominee. Furthermore, this COPE/CELEG clarified that it has not issued any prior value judgment about the nominee.

Before the beginning of the deliberations, in response to a request from the member of the Board of Directors and Chairman of this COPE/CELEG, the Director of Governance and Compliance Salvador Dahan reported that the Company received, on 6/24/2010, an invitation to participate in a public hearing of the Financial Oversight and Control Commission of the House of Representatives "*to discuss whether the Federal Government's recent appointments to strategic positions at Petrobras are supported by the Law of Regulatory Agencies and the Law of State-Owned Companies.*

Complementing this information, the Board Member and Chairman of this COPE/CELEG informed about the receipt of an Official Letter from the National Association of Petroleum Minority Shareholders of Petrobras (ANAPETRO) with comments about the nomination of Mr. Caio Mário Paes de Andrade for the position of CEO of Petrobras.

In continuity, Petrobras' General Attorney, also in response to a request from the Board member and Chairman of this COPE/CELEG, made considerations about the inquiry of the Federal Public Ministry (MPF) with the objective of investigating possible abusive fuel increases determined by the Company.

Also before the beginning of the deliberations, the Chairman of this CELEG/COPE asked (i) if the members or those present have any type of conflict of interest or any impediment to participate in this meeting, to which those present replied that they did not; (ii) if the Compliance, Legal and General Secretariat (SEGEPE) areas provided all the necessary information for the deliberation of this COPE/CELEG, to which the respective areas answered yes; (iii) if anyone would like to add any information that they evaluate as relevant to the process of analysis and deliberation of this COPE/CELEG, and none of those present commented; and (iv) whether anyone had contact with the nominee or exchanged information with him and, if so, would like to make some information available to this COPE/CELEG, to which the Directors Luiz Henrique Caroli and Marcelo Mesquita de Siqueira Filho affirmed having had contact with the nominee, the former during a meeting in Brasília, and the latter by telephone, in the capacity of minority shareholder and in the best interest of the Company, but that both did not consider any relevant information to share, and also noted that there was no commitment from the nominee or the Board Members in these contacts.

It should be noted that the documentation referring to the nomination of Caio Mário Paes de Andrade was received by the Company on May 31, 2022. On the same date, requests for analyses of *Background Check* Integrity (BCI) and Training and Management (BCG) were sent to the Compliance and Human Resources (HR) units of Petrobras, respectively. Petrobras' Compliance area requested additional clarifications to the indicated on 8-6-2022; 14-6-2022; and 15-6-2022, which were answered on 10-6-2022; 14-6-2022 and 17-6-2022, respectively. In turn, the HR area of Petrobras, on 2-6-2022, also requested additional clarifications, with a return by the indicated on 3-6-2022. Finally, the BCI and BCG analyses were issued on 6/21/2022, and all the documentation was made available to the members of this COPE/CELEG.

It is also important to inform that this COPE/CELEG, in accordance with §7º, of article 21, of Petrobras[vi]'s Bylaws, invited Mr. Caio Mário Paes de Andrade for a formal interview in order to provide information about news

[vi] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided for in art. 162 of Law nº 6,404, of December 15, 1976, as well as those provided for in the Nomination Policy, in Law nº 13,303, of June 30, 2016 and in Decree nº 8.945 of December 2016.
§7 - The Nominations, Compensation and Succession Committee may request the nominee for the position to attend an interview to clarify the requirements of this article, and the acceptance of the invitation will follow the nominee's will.

in the media around the "fuel price policy" and "changes in the governance of Petrobras", and the nominee chose not to attend, based on the same statutory provision. Nevertheless, the nominee agreed to answer in writing to the questions of this COPE/CELEG, as transcribed below:

> *"COPE/CELEG Question: Do you have any specific or general guidance from the controlling shareholder to change Petrobras' pricing policy? Could you please comment on the subject?*
> *Answer by Mr. Caio Mário Paes de Andrade: I have no specific or general orientation from the controlling shareholder or any other shareholder in the sense of changing the price policy practiced by the Company.*
> *COPE/CELEG Question: Would you like to send a message that you think is relevant for the opinion formation of Petrobras' Board Members and Shareholders in view of the Board and General Meeting election process?*
> *Reply from Mr. Caio Mário Paes de Andrade: I have no message to send at this time."*

Despite the fact that the nominee's answers to the questions were sent, this COPE/CELE thought that an interview with the nominee would have been fruitful and more efficient for the formation of conviction of its members, regretting the decline of the invitation.

Once these preliminary clarifications were made, the member went on to analyze the indication on the meeting's agenda, as follows.

1.1. Appointment of Mr. Caio Mário Paes de Andrade as member of the Board of Directors and CEO of Petrobras

The Chief Governance and Compliance Officer addressed, at the request of the Chairman of this COPE/CELEG, the main aspects contained in the integrity analysis of the nominee, as well as the additional questions forwarded by the Chairman of this COPE/CELEG; and pointed out that all the "adverse media" related to the nominee had been analyzed and thoroughly examined, based on the verification of public sources of information, and no fact had been identified that could be considered an impediment and/or fence, although it had contributed to increasing the classification of the risks of compliance.

The members present asked the Officer various questions, with clarifications provided by the Officer.

Continuing the meeting, Human Resources Executive Manager Juliano Mesquita Loureiro, who joined the meeting at the moment the debates on the candidate's training and management analysis began, spoke about the main points of the analysis, highlighting the following aspects:

(a) notes as to the academic background and considerations as to the adherence of the professional experience of the nominee to Petrobras' area of activity; and (b) rules expressed in Decree no. 8,945/2016 and in the standardized form provided for in article 30, paragraph 1 of Decree no. 8.945/2016 and in Exhibit A of the Indication Policy as to academic background, informing (i) that the Legal Department manifested itself in the sense that there is no legal impediment for the nominee, with academic background different from those indicated in the non-exhaustive list of article 62, §2 of Decree 8.945/2016, may occupy a seat on the Board of Directors or Executive Board of Petrobras, since the Decree itself admits the analysis of the concrete case as to the adherence of the education to the area of activity of the company for which it was indicated; (ii) that the nominee proved his academic background, through a degree in Social Communication from Universidade Paulista recognized by the Ministry of Education, as stipulated in article 62 § 3 Decree 8.945/2016; and (iii) that the nominee demonstrated, by means of a resume and supporting documents, additional professional experience, including post-graduate courses held abroad, although not recognized by the Ministry of Education, concluding that, in light of the above arguments, the nominee would meet the necessary requirements and would not incur any prohibitions. About the supporting documents, especially the diplomas presented, COPE/CELEG asked the Human Resources Executive Manager if there were any doubts about their veracity and authenticity, to which the executive answered no.

Regarding the evaluation of the candidate as CEO of Petrobras, the additional requirement contained in paragraph 3 of Article 20 of Petrobras Bylaws[vii], as well as in its Nomination Policy, required for Executive Officers of Petrobras, including here the CEO of Petrobras, must be observed, related

[vii] Article 20, § 3º of the Bylaws. "§3- The members of the Executive Board, in addition to the requirements demanded of the members of the Board of Directors, as per art. 21 below, shall meet the requirement of 10 (ten) years of leadership experience, preferably in the business or in a related area, as specified in the Company's Nomination Policy."

to ten (10) years of leadership experience, preferably in business or a related field.

The COPE/CELEG members discussed this requirement, especially with regard to the professional experience of the nominee *vis a vis* the provisions of Petrobras' Bylaws, and the Executive Manager of Human Resources clarified that the word "*preferably*" does not allow a peremptory analysis that the leadership experience presented by the nominee would not be sufficient to meet this additional requirement; On the contrary, it is flexible and allows the interpretation that, although it is desirable that the experience be in the business or in a related area, it is not mandatory, and the criterion is met with the proof of ten (10) years of leadership experience.

The Board Member and Chairman of this COPE/CELEG allowed the members to register their manifestations, and the following manifestations of votes were registered:

According to this COPE /CELEG Member Mr. Tales Bertozzo Bronzato:

> *"In cases where the Committee acts as a CELEG, its manifestation is intended to assist the shareholders, in this case primarily the Board of Directors, in the nomination of members of the Board of Directors and the Fiscal Council and to verify the conformity of the nomination process of the administrators and Fiscal Council members.*
>
> *Pursuant to (i) the relevant procedures; (ii) the supporting documents submitted; (iii) the information provided by the nominee in the standardized form provided for in Article 30, §1 of Decree No. 8.945/2016 and in the Appendices of the Nomination Policy; (iv) of the Background Check Integrity (BCI) and Capacity and Management (BCG) analyses; and (v) the Technical Note to COPE, which only consolidates the BCI and BCG analyses, and (vi) evaluating the compliance with the legal requirements and impediments, as well as, the additional requirements contained in the Bylaws and in Petrobras' Nomination Policy, in order to assist the Directors and shareholders at the time of the election of candidates by the General Meeting, I hereby express that the candidate Caio Mário Paes de Andrade meets the requirements set forth in Federal Law no. 13.303/2016, in Federal Decree no. 8,945/2016, in the Bylaws and in Petrobras' Nomination Policy and does not*

incurs its prohibitions, not being evident, the fulfillment of article 17, item I, letter "a" or "b" and item II, of Federal Law no. 13.303/2016, combined with article 28, clauses III and IV, letter "a" or "b", considering that the candidate has experience in the public and private sector for more than 10 years and has served for more than 4 years in a management position in a company, but not in the area of oil, gas and energy, of Petrobras' operations or in an area related to it, nor in a company of similar size or corporate purpose. In turn, he has an academic degree in Social Communication, which is not in the preferential list of subparagraphs of item I, of paragraph 2, of Article 62, of Federal Decree No. 8,945/2016, but he has an extension course at the prestigious Duke University and an MBA at Harvard, and it is up to the Board of Directors and subsequently to the shareholders in a Meeting to be convened in due course, to evaluate the evidence of compliance with these aspects for the exercise of the position of CEO of Petrobras.

In turn, Mrs. Ana Silvia Corso Matte, external member and integrant of this COPE/CELEG, expressed herself thus:

"Whereas (i) the duties of CELEG, already recorded at the beginning of these minutes; (ii) the exposition of the Executive Manager of Human Resources Juliano Mesquita Loureiro who, among other points, pointed out that the legislation and regulations currently in force on requirements for administrators confer a certain elasticity for evaluation of compliance with them; (iii) that the nominee declared on the standardized form of the Ministry of Economy for Administrator that, for purposes of compliance with the provisions of item V of article 28 of Decree 8.945/2016, possess "ten years, in the public or private sector, in the area of activity of the state-owned company or in an area related to that for which they are nominated in a senior management position." (iv) that the nominee, as assessed by the Company's technical area (Human Resources area), held for more than 10 years the position of Director (CEO) in a private company, which although not large, would be, as reported by the HR Executive Manager, experience in an area related to the position of CEO due to previous exercise of similar duties in a senior management position[viii], therefore verifying compliance with this item; (v) that, ***in order to prove this experience****, there is no legal or normative obligation that the company in which the nominee has worked must have the same size or corporate purpose*

[viii] Excerpt from the Ministry of Economy Form: *"ii) Experience in an area related to the position for which you have been nominated refers to prior exercise of duties similar or equivalent to that to which you are being appointed, in a senior management position." (...)*

*similar to that of Petrobras, and (vi) that the additional requirement for members of the Executive Board, set forth in paragraph 3 of article 20 of the Bylaws ("10 (ten) years of leadership experience, preferably in the business or related area"), is not restrictive in relation to the requirement that the experience must be in Petrobras' business or related area, on the contrary, it uses the word "**preferably**", my manifestation is in the sense that the nominee meets the legal requirements, the Bylaws, and the Nomination Policy, and does not incur in its prohibitions. However, it is important that the competent bodies that will appreciate, in due course and afterwards, the nomination/election of the nominee evaluate this gap in the nominee's resume, which is that he does not have previous leadership experience in a company of similar size or corporate purpose to that of Petrobras. Finally, I reinforce the need for the nominee, if nominated/elected to the positions of Board of Directors and CEO of Petrobras, to adopt the mitigating measures recommended by this COPE/CELEG, as recorded later in these minutes."*

Councilor and member of this COPE/CELEG Luiz Henrique Caroli registered his expression of vote in the following terms:

"Based on the documents made available and the discussions at this meeting, it was not possible, in my best understanding, to see any barriers to the nomination/election of the nominee for the positions of Director and CEO of Petrobras, since, as reported by the Executive Manager of Human Resources, the requirements are flexible. Thus, although the academic background of the nominee is not preferential, he has equivalent post-graduate courses in international institutions that are renowned and respected worldwide. I also consider the nominee's professional experience in the Federal Government to be positive. Therefore, in view of the facts, especially the documents issued by the Company's technical areas (Compliance and Human Resources), which have not identified any impediments and/or prohibitions for the nominee to be nominated/elected, my opinion is that the nominee meets the legal and internal requirements and does not incur any prohibitions, and is therefore eligible for the positions in question. Furthermore, I also reiterate that the nominee, if nominated/elected to the positions of Board of Directors and President of Petrobras, should adopt the mitigating measures recommended by this Committee. "

The Board Member and Chairman of this COPE/CELEG issued the following voting statement:

"Here I summarize my understanding of the candidate's eligibility, taking into account the considerations already made and registered in these minutes, especially the provisos and recommendations duly registered.

Regarding the aspects related to compliance and integrity of the candidate, I understand that the assessment of the compliance area of Petrobras that attributed "medium risk" to the candidate is compatible with the findings reported in the documents made available by that area. Therefore, there is no evident impediment that could be a cause for the candidate to be ineligible on these aspects. In any case, I adhere to the precautions and recommendations made by the area, should the candidate be approved by the Shareholders' Meeting and/or by the Board of Directors. Thus, possible conflicts of interest and lack of compliance with Petrobras' public order and internal rules can be avoided.

Regarding the candidate's management capacity, with all due respect, I have not found in the documents made available the backing that would allow me to form a favorable conviction of the candidate. In fact, I find them inconclusive and leave it up to the governance bodies to decide, without an opinion to guide this decision-making process.

The candidate has an academic background (a degree in "social communication" from UNIP - Universidade Paulista) in an area that has nothing to do with Petrobras' activities. Although he has studied in renowned North American universities, which is commendable, the combination of this undeniable merit with the corresponding professional experience is, in my opinion, far below the governance and management needs of Petrobras. The most constant experience over time and relevant from the point of view of the formation of the candidate's managerial knowledge was in companies whose complexity is substantially less than that of Petrobras. Furthermore, a quick assessment of the problems in which the company is immersed indicate that a candidate with experience in the management of large companies and/or public administration and State agencies is very necessary. In this sense, I evaluate the candidate without the necessary

skills

to exercise the position in view of the interpretation of the applicable norms. It is worth saying that this evaluation may even be wrong on my part, should the candidate's management be a great success. But, here, a sort of "prevention principle" applies: one should not take a risk whose ex-ante evaluation has no indications about the reasonableness of the decision. The future is opaque, but the available assessment is the one under our eyes. Let's look at the excerpt below:

> *"The term "technically unsuitable" means incapable of diligently performing the duties he is to perform in the company, either because he lacks minimum knowledge of the industry, although he is not required to be an expert with profound knowledge of the subject, or because he lacks experience as a manager of a company of similar size.*
>
> *The technically fit administrator is the one with proven conditions to act diligently in the exercise of his functions. "Diligence", whose origin is Latin ("diligere"), in Corporate Law no longer refers only to the behavior of the "good father of a family", the average man in the conduct of his family's business.*
>
> *In corporate law, the administrator's duty of diligence is linked to the professional competence of an organized businessman, someone who knows the subject and has experience in the administration of complex undertakings. Thus, diligent is the administrator who acts in his management in a professional, competent and conscientious manner.*
>
> *One of the characteristics of a diligent manager is that he is qualified for the job. That is, he must have or acquire the necessary knowledge to make decisions in a thoughtful and responsible manner. If he does not have the minimum knowledge that allows him to run the corporate business, he should not accept the position" (Flávia Parente. "O dever de diligência dos administradores de sociedades anônimas", Rio de Janeiro, Ed. Renovar, 2.005, pg. 101, Robert Clark "Corporate Law", Little, Brown and Commpanhy, 1986, pg. 125).*

Surprisingly, in light of all the concerns regarding the moment of Petrobras and the country, we did not have the opportunity to

have contact with the candidate and the answers to the written inquiries made by this committee, contained in the minutes, are derisory and irrelevant to the formation of our opinion.

Finally, I would like to point out that, in the absence of conviction regarding the technical capacity of the candidate, I believe that it is even more advisable that the election of the candidate be made at the Shareholders' Meeting. After all, by taking this decision for himself, without the proper conviction on the subject, the board member, even momentarily, supersedes the instance of the election of the candidate and assumes a responsibility that would, in principle, be that of the shareholders. The election by the Shareholders' Meeting, on the other hand, exposes the nature of the decision about the candidate: the exercise of the power of control, with its risks and benefits.

It's how I vote."

In this sense, considering all the analyses and especially the debates that took place at this meeting, this COPE/CELEG, in order to (a) assist the Board of Directors and, subsequently, the shareholders in the nomination/election process of the nominee as a member of the Board of Directors of Petrobras; and, if the same is nominated/elected as a member of the Board of Directors, (b) assist the members of the Board of Directors in the election of the nominee as CEO of Petrobras, evaluating the fulfillment of the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the pertinent procedures; (ii) the information provided by the nominee in the standardized form provided for in Article 30, §1 of Decree No. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted, declared true and authentic by the Executive Manager of Human Resources; and (iii) the *Background Check* Integrity (BCI) and Capacity Building and Management (BCG) analyses, **by majority vote, with favorable votes from Board Member and Member of this COPE/CELEG Luiz Henrique Caroli and Members of this COPE/CELEG Ana Silvia Corso Matte and Tales José Bertozzo Bronzato and unfavorable vote from Board Member and Chairman of this COPE/CELEG Francisco Petros, opined that nominee Caio Mário Paes de Andrade meets the necessary requirements provided for in Law no. 13.303/2016, in Decree no. 8.945/2016 and in Petrobras' Nomination Policy, as well as does not incur in**

fences, in order to be nominated/elected as a Board of Directors member and, in being nominated/elected as a Board member, as CEO of Petrobras.

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) take the necessary measures so that the companies in which it holds equity interest, directly or indirectly, formally refrain from providing services to Petrobras and its equity holdings, as well as to its suppliers and competitors;

(ii) formally abstain from performing any act, in the scope of the administration of the companies in which it acts or holds equity interest, directly or indirectly, that is related to Petrobras' interests;

(iii) formally abstain from performing any act, within the scope of the Presidency and the Board of Directors of Petrobras, that is related to the interests of the companies in which he acts or holds equity interest, directly or indirectly;

(iv) formally abstain from performing any act related to the Progredir Program.

Additionally, COPE/CELEG, in order to rule out any conflict of interest, recommended that the nominee, if elected CEO of Petrobras, should resign from the position of Special Secretary of Debureaucratization, Management and Digital Government of the Ministry of Economy and from any other activities that are incompatible with the legal and/or internal regulations of Petrobras.

After the debates on the nominations, COPE/CELEG requested that the Compliance and Governance Executive Officer (DGC), as the central figure in Petrobras' integrity system, permanently diligence the adequacy and observance of all applicable requirements for the Company's managers, paying special attention to facts subsequent to this meeting.

Finally, COPE/CELEG also requested to register that, as in previous meetings, for all indications considered by the Committee, either acting

as an advisory body to the General Shareholders' Meeting or to the Board of Directors, work is done prior to the meeting to check the documentation of the nominees by the Management Support to the Board of Directors of Petrobras' General Secretariat.

At nineteen hours and eighteen minutes, the Chairman of this CELEG/COPE declared the meeting closed, and these minutes were drawn up, read, approved, and signed by the Chairman of this CELEG/COPE, by the members of this CELEG/COPE, by the Board of Directors member invited pursuant to item 2.1.1 of the COPE Internal Rules, and by the Petrobras Board of Directors Support Manager responsible for acting as secretary for the meeting.

Francisco Petros Board member and President of this CELEG/COPE	Luiz Henrique Caroli Board member and member of this CELEG/COPE
Ana Silvia Corso Matte External COPE member and member of this CELEG/COPE	Tales José Bertozzo Bronzato External COPE member and member of this CELEG/COPE
Marcelo Mesquita de Siqueira Filho Member of the Board of Directors elected by the holders of preferred shares and invited to this meeting pursuant to item 2.1.1 of the Internal Regulations of COPE	Nathália Ianni Ribeiro Manager SEGEPE/SCA Meeting Secretary

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
MINUTES OF THE MEETING NO. 274 OF THE PEOPLE COMMITTEE STARTED ON 07/07/2022 AND CONCLUDED ON 07/13/2022

On the seventh day of July two thousand and twenty-two, the extraordinary meeting No. 274 of the Committee on People (COPE/CELEG or Committee) began by videoconference transmitted from the City of Rio de Janeiro at sixteen hours and two minutes.

At eighteen hours and thirty-four minutes on July seven, two thousand and twenty-two, the present meeting was suspended for further discussion of points raised by the Committee, as recorded later in these minutes, and resumed at sixteen hours on July thirteen, two thousand and twenty-two.

This meeting was convened for the purpose of evaluating, as the Petrobras Eligibility Committee (CELEG), pursuant to Article 10 of Law No. 13,303/2016 and Article 21 of Decree No. 8,945/2016 (as amended by Decree No. 11,048/2022), and the Policy for the Indication of Members of Senior Management and the Fiscal Council (Indication Policy), the following nominations for the **Board of Directors of Petrobras:**

1. Indications of the controlling shareholder:

1.1. Gileno Gurjão Barreto (appointed as Chairman of the Board of Directors)
1.2. Edison Antônio Costa Britto Garcia
1.3. Iêda Aparecida de Moura Cagni
1.4. Jônathas Assunção Salvador Nery de Castro
1.5. Márcio Andrade Weber
1.6. Ricardo Soriano de Alencar
1.7. Ruy Flaks Schneider

2. Indications of the shareholders represented by the fund managers of Banco Clássico S.A., Absolute Gestão de Investimentos Ltda., Alaska Investimentos Ltda., Claritas Administração de Recursos Ltda, ESH Capital Ltda., Fundamenta Administradora de Cariras de Valores Mobiliários Ltda., Plural Investimentos Gestão de Recursos Ltda., Moat Capital Gestão de Recursos Ltda. and RPS Capital Administradora de Recursos Ltda. for the position of minority common shareholders:

2.1. José João Abdalla Filho
2.2. Marcelo Gasparino da Silva

Preliminarily, considering: (i) the provisions of items 2.1.3. and 2.1.3.1. of the Committee Internal Regulations[i]; (ii) the provisions of §3 of article 21 of Decree Decree no. 11.048/2022[ii]; (iii) that (iii.a) the Board Member and Chairman of Mr. Ruy Flaks Schneider is running for the position of member of the Board of Directors; (iii.b) the Board Members and Members of COPE Mr. Francisco Petros and Mr. Luiz Henrique Caroli are not running for the position of member of the Board of Directors; and (iv) the indication of the Chairman of the Board of Directors; participated in this meeting, as members of CELEG (COPE/CELEG) and, with voting rights, the Board Member and Chairman of this meeting Mr. Francisco Petros, the Board Member and COPE Member Mr. Luiz Henrique Caroli and the External Members of COPE Mrs. Ana Silvia Corso Matte and Mr. Tales José Bertozzo Bronzato.

[i] "2.1.3 In the attribution provided for in item 4.1, sub-item "a.2", the committee members who are running for election to the Board of Directors of Petrobras may not participate in the discussions and deliberations. In this case, the dismissed members will be replaced by external COPE members, as indicated by the Committee's Chairman or by the Chairman of the Board of Directors, if the COPE's Chairman has also been dismissed.
"2.1.3.1 If, after the removal and replacement by COPE's external members, the minimum quorum of three members is not reached, the external member of the Statutory Audit Committee shall be convened, provided that he or she does not fall under the hypothesis described in item 2.1.3 and that he or she meets the legal and corporate requirements."
[ii] "Art. 21 - The state-owned company shall have a Committee of People, Eligibility, Succession and Remuneration, whose members shall be appointed by the Board of Directors, with the following competencies: § 3º The Committee on People, Eligibility, Succession and Remuneration shall be made up of members of the Board of Directors or other advisory committees, without additional remuneration, or by external members, in which case the remuneration shall be defined at a general meeting."

Mr. Marcelo Mesquita de Siqueira Filho, member of the Board of Directors, elected by the minority preferred shareholders, also partially attended only the first part of this meeting, held on July 7, 2022, in compliance with item 2.1.1 of COPE[iii]'s Internal Rules.

Furthermore, Petrobras' Executive Officer of Governance and Compliance Salvador Dahan and Petrobras' Attorney General Taísa Oliveira Maciel participated as guests in the entire meeting.

In continuity, the COPE/CELEG registered that, in cases in which it acts as Eligibility Committee (CELEG), its manifestation is intended to assist the Board of Directors and shareholders in the indication of members for the Board of Directors and Fiscal Council of Petrobras and to verify the compliance of the process of indication of administrators and Fiscal Councilors, under the terms of articles 10 of Law No. 13,303/2016 and 21 of Decree No. 8,945/2016iv. It should be noted that it is up to the Company's shareholders, gathered at a meeting, to judge the convenience and opportunity of electing or not each of the nominees, as well as to evaluate all the skills required to exercise the position.

It is important to clarify that, considering the provisions of paragraph 2 of article 21 of Decree 11,048/2022, which states that *"the minutes shall be drawn up in the form of a summary of the facts occurred, including dissents and protests, and shall observe the*

[iii] "2.1.1 Should they have an interest, the Directors elected by minority holders of common or preferred shares may participate in the analysis of the matters contained in item 4.1, sub-item "a.2". To this end, these Directors shall be invited to the respective agendas, and shall be responsible for exercising a casting vote in the deliberations in which they are present.
(...)
4.1 The Committee is responsible:
a. as to indication and succession:
(...)
a.2. to assist the shareholders by providing opinions on the fulfillment of the requirements and the absence of prohibitions of those indicated for members of: (i) the Board of Directors; and (ii) the Fiscal Council of Petrobras;".
[iv] "Art. 10: The public company and the mixed economy society must create a statutory committee to verify the conformity of the nomination and evaluation process of members for the Board of Directors and the Fiscal Council, with competence to assist the controlling shareholder in the nomination of these members".
"Art. 21: The state-owned company will create a statutory eligibility committee with the following competencies:
I - give an opinion, in order to assist shareholders in the nomination of managers and Fiscal Councilors, on the fulfillment of requirements and the absence of prohibitions for the respective elections; and
II - to verify the conformity of the evaluation process of the managers and Fiscal Councilors".

provisions of Law No. 13,709, of August 14, 2018 (General Data Protection Law - LGPD) and Law No. 12,527, of 2011 (Access to Information Law - LAI)", these minutes will be drawn up in summary form, with the documents that subsidized the Committee's analysis being filed with the Company.

Furthermore, the COPE/CELEG also registered that it seeks to conduct its analysis with impartiality and impersonality, in compliance with its duty of diligence, in a technical and respectful manner with each and every nominee. Furthermore, this COPE/CELEG clarified that it has not issued any prior value judgment on the nominees.

Before the beginning of the deliberations, the President of this CELEG/COPE asked
(i) whether the members or those present had any type of conflict of interest or any impediment to participate in this meeting, to which those present replied that no; (ii) whether the Compliance, Legal and General Secretariat (SEGEPE) areas provided all the information necessary for the deliberation of this COPE/CELEG, to which the respective areas replied that yes, with the exception of *Background Check of* Integrity (BCI) analyses in progress, but that they would be finalized by the time this meeting was resumed; (iii) whether the members or those present would like to add any information they consider relevant to the analysis and deliberation process of this COPE/CELEG, and none of those present made any comment; and (iv) whether the members or those present had contact with any of the nominees or exchanged information with them and, if so, would like to report something to this COPE/CELEG, to which those present answered no.

It should be noted that, with regard to the documentation required for consideration of the nominees listed on the agenda for this meeting, in accordance with paragraphs 1 and 2 of Article 30 of Decree No. 8,945/16 and Article 24 of Law No. 9,784/99[v], additional clarifications were requested for some of the nominees by the areas responsible for the analysis of BCI and of

[v] "Art. 24. In the absence of a specific provision, the acts of the organ or authority responsible for the process and of the administrators participating in it must be carried out within five days, except for reasons of force majeure."

Capacity Building and Management (BCG), in addition to the supporting documentation originally received, which impacted the deadline for the issuance of these analyses and, consequently, the date of this meeting.

In view of the above, it is noted that the Chief Governance and Compliance Officer, in compliance with paragraph 4 of article 21 of the Company's Bylaws[vi], requested, by means of an electronic communication, on 6/27-2022, that COPE/CELEG extend the deadline by 8 more working days for the conclusion of the analysis of the BCI of the nominees listed on the agenda, in view of the multiplicity of candidates, the frequent need for additional clarifications, and the documentary complexity of the indications. The members of the Committee, also via electronic communication, agreed with the DGC's request.

Finally, the BCG analyses of the nominees listed on the agenda were issued on 6/28/2022 and the BCI analyses, in their final versions, were issued between 7/5/2022 and 7/12/2022, and all the documentation was made available to the members of this COPE/CELEG. Nevertheless, it is worth noting that, in order for the CELEG members to be able to advance their evaluations and clear up any doubts, all documents available until then were made available to the Committee on 6/30/2022.

In the part dedicated to questions of order, the Board Member and Chairman of this COPE/CELEG discussed the attributes and prohibitions provided for the nominees for the position of Board of Directors, especially those contained in item I of paragraph 2 of article 17 of Law 13,303/2016[vii], especially questioning the best understanding to be

---

[vi] "Art. 21- Investiture in a management position in the Company shall observe the conditions imposed by art. 147 and complemented by those provided in art. 162 of Law nº 6,404, of December 15, 1976, as well as those provided in the Nomination Policy, Law nº 13,303, of June 30, 2016 and Decree nº 8,945, of December 27, 2016.
§4 - The legal and integrity requirements shall be analyzed by the Personnel Committee, within eight (8) business days, as of the delivery of the information by the candidate or his nominee, and may be extended for another eight (8) business days at the request of the Committee. If there is an objectively proven reason, the analysis deadline may be suspended, by formal act of the Committee.
[vii] "Art. 17 - The members of the Board of Directors and the nominees for the positions of director, including the president, general director and chief executive officer, shall be chosen from among citizens of unblemished reputation and

given to the expression "without a permanent link to the public service", affirming that there is no doctrine or consolidated jurisprudence in relation to the theme.

The Attorney General of Petrobras said that the Legal Department of the Company has already expressed itself on this subject, not only with regard to appointments to Petrobras, but especially for companies in which Petrobras has an equity stake. According to her, the understanding of the Legal is that the rule aims to prohibit the appointment of holders of commissioned positions in the federal public administration, directly or indirectly, who do not have a permanent link with the public service, for management positions in federal state-owned companies. Also according to Petrobras' General Counsel, the wording contained in the regulating decree of Law 13,303/2016, through article 29 item III of Decree No. 8,945/2016viii, is more objective in this sense.

Similarly, the COPE External Member Tales Bronzato has also expressed himself, affirming that the intention of the legislator was to apply article 37 of the Constitution of the Federative Republic of Brazil[ix], notably, the principle of administrative morality, exemplifying his understanding by means of Opinion SEI no. 5918/2020/ME[x] which asserts that "*it is possible, but not mandatory, that the nominee of the Union to the position of administrator of the state-owned company be a public servant, and in this case, he must be a permanent servant, since that both item I of §2 of art. 17 of Law No. 13,303, 2016, as well as item III of art. 29 of Decree No. 8,945, 2016, prohibit the appointment of a position holder*

---

notorious knowledge, and must meet, alternatively, one of the requirements of items "a", "b", and "c" of clause I and, cumulatively, the requirements of items II and III:
(...)
§ It is forbidden to appoint to the Board of Directors and the Executive Board:
I - a representative of the regulatory agency to which the public company or the mixed economy company is subject to, a State Minister, a State Secretary, a Municipal Secretary, an office-holder without a permanent link to the public service, of a special nature or of a senior management and advisory position in the public administration, a statutory leader of a political party, and an office-holder in the Legislative Branch of any federal entity, even if on leave from office;".

[viii] "Art. 29: The following are forbidden to be nominated to the Board of Directors and the Executive Board: (...) III - the holder of a commissioned position in the direct or indirect federal public administration with no permanent link to the public service;".

[ix] "Art. 37. The direct and indirect public administration of any of the Powers of the Union, the States, the Federal District, and the Municipalities shall obey the principles of legality, impersonality, morality, publicity, and efficiency, and also the following:".

SEI Opinion No. 5918/2020/ME, issued by the Attorney General of the National Treasury, in response to the consultation formulated by the Secretariat for Coordination and Governance of State-Owned Enterprises, concerning permanent link with public service as a requirement for the appointment of a director for a state-owned company.

in commission in the federal public administration, direct or indirect, without a permanent link to the public service".

In order to consolidate the understanding, relevant and necessary for the appreciations of some of the nominees listed in the agenda, this COPE/CELEG requested the preparation of an external legal opinion for deepening the interpretation of article 17, § 2, item I, of Law n° 13.303/2016 [xi].

In continuity of the debate about the prohibitions imposed on nominees for management positions in state-owned companies, it was discussed about the forms of conflict of interests referenced in § 2, item V of the referred article 17[xii] and, in the same sense, it was understood to be diligent to include this issue in the external legal opinion mentioned above.

Thus, in view of COPE's request for the preparation of an external legal opinion to analyze the prohibitions for nominations for the positions of administration of state-owned companies, specifically those contained in I and V of article 17, §2, of Law 13.303/2016, it was necessary to suspend this meeting and, consequently, the suspension of the deadlines for analysis of nominations on 7- 7-2022.

This analysis was resumed on 13-7-2022, with the members of this COPE/CELEG having previously received the pending BCIs from Petrobras Compliance, as well as the requested external legal opinion.

xi "Art. 17 (...) § 2º The appointment to the Board of Directors and the Executive Board is forbidden:
I - a representative of the regulatory agency to which the public company or the mixed economy company is subject to, a State Minister, a State Secretary, a Municipal Secretary, an office-holder without a permanent link to the public service, of a special nature or of senior management and advice in the public administration, a statutory leader of a political party and an office-holder in the Legislative Branch of any federal entity, even if on leave from office;"

xii "Art. 17 (...) § 2º The following are forbidden to be appointed to the Board of Directors and the Executive Board: (...)
V - of a person who has or may have any form of conflict of interest with the political-administrative controlling person of the public company or the mixed economy society or with the company or society itself."

Having made these preliminary clarifications, we then proceeded to the analysis of the indications, as follows.

1.1. Appointment of Mr. Gileno Gurjão Barreto as Chairman of the Board

Considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as Chairman of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1 of Decree no. 8.945/2016 and in Annex A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG); and (iv) the external legal opinion, dated 11-7-2022, **unanimously, opined that the nominee Gileno Gurjão Barreto meets the necessary requirements provided for in Law no. 13.303/2016, Decree No. 8.945/2016 and the Nomination Policy of Petrobras, as well as does not incur any prohibitions, in order to be elected Chairman of the Board of Directors.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) formally abstain from performing any act, within the scope of the Federal Data Processing Service (SERPRO), that is related to Petrobras' interests; and

(ii) formally abstain from performing any act, within the scope of the Board of Directors of Petrobras, that is related to SERPRO's interests.

Furthermore, COPE/CELEG recommended, in view of the position currently held by the nominee as CEO of SERPRO, that the compatibility of the exercise of his or her attributions be observed, in order to ensure that he or she has sufficient and necessary time available for the exercise of the position of Chairman of the Board of Directors of Petrobras and possible participation in its advisory bodies.

The Committee also noted, for information purposes, that the nominee, as CEO of SERPRO, was a subordinate of the current President of Petrobras, since SERPRO is linked to the organizational structure of the Ministry of Economy and Mr. Caio Mário Paes de Andrade held the position of Special Secretary for Debureaucratization, Management and Digital Government.

1.2. Appointment of Mr. Edison Antônio Costa Britto Garcia as member of the Board of Directors

Considering all the analyses and, especially, the debate held at the meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, assessing compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; and (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously** **opined that the nominee Edison Antônio Costa Britto Garcia meets the necessary requirements provided for in Law no. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Nomination Policy , as well as does not incur in any prohibitions, in order to be elected as a Board of Directors Member.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) formally abstain from performing any act, in the scope of the management of the companies in which it operates, that is related to Petrobras' interests; and

(ii) formally abstain from performing any act, in the scope of the Board of Directors of Petrobras, that is related to the interests of the companies in which it operates.

COPE/CELEG also recommended that Petrobras' Legal Department monitor the three administrative processes listed in the BCI report, in which the nominee is a party, and should report to Compliance on their progress every six months. The Committee requested to register that, on these notes, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

Additionally, in line with item 1.3.5 of Petrobras' Corporate Governance Guidelines[xiii] and in attention to the best national and international corporate governance practices, this COPE/CELEG recommended that the nominee, should he/she occupy the intended position, observe his/her simultaneous participation in management bodies of other companies, in a quantity that is compatible with the exercise of his/her attributions, in order to ensure that he/she has sufficient and necessary time available to exercise the position of Petrobras Board of Directors member and eventual participation in its advisory bodies.

1.3. Appointment of Mrs. Iêda Aparecida de Moura Cagni as member of the Board of Directors

xiii "1.3.5 Limit to Participation in Other Boards: The Board shall recommend that its members do not participate simultaneously in Boards of other companies, in a quantity that is incompatible with the exercise of their duties, in order to ensure that they have sufficient time available to prepare for meetings and effectively participate in the Board of Directors of Petrobras."

Considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Annex A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG); and (iv) the external legal opinion, dated 11-7- 2022, **unanimously, opined that the nominee Iêda Aparecida de Moura Cagni meets the necessary requirements provided for in Law no. 13.303/2016, in Decree No. 8.945/2016 and in Petrobras' Nomination Policy, as well as does not incur any prohibitions, in order for her to be elected board member.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should she eventually occupy the intended position:

(i) formally abstain from performing any act, in the scope of the Board of Directors of Petrobras, that is related to the interests of Banco do Brasil; and

(ii) formally abstain from performing any act, in the scope of the Board of Directors of Banco do Brasil, that is related to Petrobras' interests.

Furthermore, COPE/CELEG recommended that the nominee should not have access to or take part in agendas that are related (i) to Banco do Brasil or any company that belongs to the Banco do Brasil Group and (ii) to issues involving fund raising, contracting loans and financing

in the country and abroad, not only with Banco do Brasil, but also with other financial institutions.

Furthermore, COPE/CELEG recommended that, in view of the positions currently held by the nominee (General Secretary of Administration of the Federal Attorney General's Office (AGU) and Chairman of the Board of Directors of Branco do Brasil S.A.), the compatibility of the exercise of her duties be observed, in order to ensure that she has sufficient and necessary time available to exercise the position of Petrobras Board of Directors and possible participation in its advisory bodies.

Finally, COPE/CELEG also recommended that Petrobras' Legal Department monitor the three administrative processes listed in the BCI report, in which the nominee is a party, and must report to Compliance every six months on their progress. The Committee requested to register that, on these notes, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

1.4. Appointment of Mr. Jônathas Assunção Salvador Nery de Castro as member of the Board of Directors

This COPE/CELEG requested that its manifestation be registered in the following terms:

> *"Here we summarize our understanding of the nominee's eligibility, taking into account the considerations already made.*
>
> *The nominee is the Executive Secretary of the Civil House of the Presidency of the Republic and has, among his main attributions, according to the web page of the Presidency of the Republic, the coordination, monitoring, and integration of governmental actions; analysis of the merit and opportunity of proposals, including those in progress in the National Congress, advising directly the President of the Republic.*

In turn, according to Article 5 of Decree no. 10.907/2021, the Executive Secretariat is responsible for, among other duties, (i) coordinating the management processes of the governance, transparency and strategic structures of the Casa Civil; (ii) collaborating with the Chief Minister in the direction, guidance, coordination and control of the work of the Casa Civil, in the definition of guidelines and in the implementation of actions within its area of competence (iii) to provide the Chief Minister of State with strategic information to support the decision making process and the performance of the competencies of the Casa Civil; and (iv) to submit, together with the Sub-head of Articulation and Monitoring, the agenda of priority programs and projects of the federal government to the Chief Minister of State for approval.

Furthermore, as the candidate is the Executive Secretary of the Ministry of the Civil House, an extremely relevant function, since his duties derive from those inherent to the Ministry, and as provided by Law No. 13,844, of June 18, 2019, Decree No. 10,907, of December 20, 2021, and Ordinance CC/PR No. 673, of June 23, 2022, it is the responsibility of the Civil House of the Presidency of the Republic:

I - Directly assist the President of the Republic in the performance of his duties, especially:

a) in the coordination and integration of governmental actions;

b) in the analysis of the merit, of the opportunity, and of the compatibility of the proposals, including the matters being considered in the National Congress, with governmental guidelines;

c) in the evaluation and monitoring of governmental action and the management of organs and entities of the federal public administration;

d) in the coordination and follow-up of the Ministries' activities and in the formulation of projects and public policies;

e) the coordination, monitoring, evaluation and supervision of the actions of the Investment Partnership Program of the Presidency of the Republic and the support to the sectorial actions required for its execution; and

f) in the implementation of policies and actions aimed at expanding public infrastructure and investment and employment opportunities.

II - Coordinate, articulate, and promote public policies necessary for the resumption and execution of the implementation of infrastructure projects considered as strategic.

Observing the specific case, as a member of the Petrobras Board of Directors, if elected, the nominee will have access to the Company's strategic information, since it is up to the Board of Directors, among other duties, to set the general direction of the business, defining the mission, the strategic objectives and guidelines and the approval of the strategic plan, the respective pluri-annual plans, as well as Petrobras' annual expenditure and investment plans and programs.

Although this indication is not expressly forbidden, as is that of the Minister of State, under the terms of article 17, paragraph 2, item I of Law 13303/16, it appears that the intersection between the functional competencies of the public servant and the duties of the Board of Directors is substantial and results in the possibility of a wide range of diverging interests between Petrobras and the State. Furthermore, it is practically impossible to establish an objective criterion or process that can mitigate and/or eliminate conflicts of interest.

By way of illustration, the nominee, in the potential concomitant exercise of the two functions, may be faced with certain situations in which he/she will have to choose which one to serve more loyally (in the sense of article 155 of the Corporations Law), given the establishment of a pre-existing link to the appointment with the Public Administration, in a position of high political exposure such as the Executive Secretary of the Civil House, which may conflict with Petrobras' interests.

The BCI document itself, explicitly mentions the responsibility that the Casa Civil has regarding the coordination and monitoring of the activities of the Ministries and the formulation of projects and public policies, including those related to fixing energy prices in general and fuel prices in particular. Moreover, the Casa Civil is also responsible for prior approval of the nominations of Petrobras managers and fiscal councilors.

It is imperative that a member of the Board of Directors has his or her primary loyalty be personal and completely independent of the shareholder who appointed him or her. This is because, basically, once elected, this loyalty is to the Company that has him as a director, with all the duties and attributions of the respective position, and he must, therefore, always put the interests of the company first in any situation of doubt or possible conflict, in line with what is recommended in article 154 of the Corporations Law, which establishes that "the director must exercise the powers that the law and the bylaws confer on him to achieve the purposes and in the interests of the company, satisfying the requirements of the public good and the social function of the company.

It is important to clarify that the Company's compliance area pointed out the risk of this indication being questioned by other interested parties, including public authorities and minority shareholders, since Petrobras' interests may eventually diverge from those of the Federal Government, represented by the Civil House.

In view of the above, we conclude that the nominee falls under the prohibition of article 17, paragraph 2, item V, of Law 13303/16, which prohibits the nomination of a person who has or may have any form of conflict of interest with the political-administrative person controlling the public company or mixed economy company or with the company or company itself, since, by definition, conflict of interest is "the situation generated by the confrontation between public and private interests, which may compromise the collective interest or improperly influence

the performance of the public function" (under Article 3 of Law No. 12,813/2013).

Thus, our vote is to consider Mr. Jônathas Assunção Salvador Nery de Castro, as Executive Secretary of the Ministry of the President's Civil House, ineligible for the conflict of interests set forth in article 17, paragraph 2, item V, of Law 13303/16".

Accordingly, considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents presented; (iii) the *Background Check* Integrity (BCI) and Capacity Building and Management (BCG) analyses; and (iv) the external legal opinion, dated 11-7-2022, **unanimously opined that the nominee Jônathas Assunção Salvador Nery de Castro does not meet the necessary requirements provided for in Law no. 13.303/2016, Decree No. 8.945/2016 and the Petrobras Indication Policy, incurring the prohibition contained in article 17, paragraph 2, item V, of Law No. 13.303/16.**

1.5. Appointment of Mr. Márcio Andrade Weber as member of the Board of Directors

Initially, it was recalled that COPE, in its 267th meeting, held on April 5, 2022, recognized the fulfillment of the requirements set forth in Law 13,303/2016, Decree 8,945/2016 and Petrobras' Nomination Policy for Mr. Márcio Andrade Weber to be elected as a Board Member

of Petrobras. It is worth noting that the nominee was elected President of the Company's Board of Directors at the General Shareholders' Meeting of April 13, 2022.

Accordingly, considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; and (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously opined that nominee Márcio Andrade Weber meets the necessary requirements provided for in Law no. 13.303/2016, Decree No. 8.945/2016 and Petrobras' Indication Policy, as well as does not incur in any prohibitions, in order to be elected as a Board of Directors Member.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) take the necessary measures so that the company M. Weber Consultoria em Petróleo e Gás Participações Ltda and the company Construtora Guida EIRELI EPP formally abstain from providing services to Petrobras and its equity holdings, as well as to its suppliers and competitors; and

(ii) abstain from performing any act, in the scope of Petrobras' administration, that is related to the companies in which the candidate or his companion act or hold equity interest.

COPE/CELEG also recommended that Petrobras' Legal Department follow up on the civil lawsuit, listed in the BCI report, in

which the nominee is a party, and must report to Compliance every six months on its progress. The Committee requested to register that, on this note, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

1.6. Appointment of Mr. Ricardo Soriano de Alencar as member of the Board of Directors

This COPE/CELEG requested that its manifestation be registered in the following terms:

"Here we summarize our understanding of the nominee's eligibility, taking into account the considerations already made.

The nominee is the Attorney General of the National Treasury. According to article 10 of Decree-Law 147/1967 - "Da Lei Orgânica da Procuradoria Geral da Fazenda Nacional" (PGFN), in brief summary, the Attorney General is responsible for directing and supervising the central body and the regional bodies of the Procuradoria Geral da Fazenda Nacional (PGFN), as well as providing permanent legal advice to the Union (Ministry of Finance) on fiscal and tax matters.

According to the referred article, among other attributions, Mr. Ricardo Soriano Alencar, as Attorney General, is responsible for (i) examining draft laws and draft regulations and instructions to be issued for the execution of Treasury laws and the performance of services under the responsibility of the Treasury; (ii) representing and defending the interests of the National Treasury (a) in acts of incorporation and in meetings of mixed economy companies and other entities in which the National Treasury has a stake (b) in acts, in which the National Treasury participates, relating to the subscription, purchase, sale or transfer of shares in companies; and (c) in contracts, agreements or adjustments of a fiscal or financial nature, in which the Federal Government participates or is a party, on the one hand, and the mixed economy companies, on the other.

(iii) represent, defend, and control the interests of the National Treasury in mixed economy companies and other entities in which the National Treasury has a stake.

Furthermore, according to article 12 of Complementary Law 73/1993, the PGFN is responsible for (i) ascertain the liquidity and certainty of the Union's active debt of a tax nature, registering it for purposes of collection, amicably or judicially; (ii) represent the Union privately, in the execution of its active debt of a tax nature; (iii) examine in advance the legality of contracts, agreements, adjustments and covenants of interest to the Ministry of Economy, including those relating to foreign public debt, and promote the respective or judicial; and (iv) represent the Union in causes of a tax nature (e.g.: taxes that fall under the competence of the Federal Government, tax benefits and exemptions, export credits and tax incentives).

From the reading of the high duties inherent to the exercise of the position the nominee occupies, such as those described above, and considering the information contained in the financial statements for the first quarter of 2022, it appears that Petrobras has about a thousand federal tax lawsuits totaling R$ 109.6 billion, a significant amount for the State and for the Company. Therefore, in terms of legal and financial materiality, this is an extremely relevant aspect to be considered in the CELEG's decision in view of the meeting electoral process.

Moreover, Article 3 of Law No. 12,813/2013 defines conflict of interest as: "the situation generated by the confrontation between public and private interests, which may compromise the collective interest or improperly influence the performance of the public function. And, Article 2 of the law establishes a general duty for every occupant of a position in the federal executive branch to "act to prevent or impede a possible conflict of interest and to safeguard privileged information.

That said, there is an undeniable and insurmountable conflict of interest between the nominee and the exercise of the position sought, since he represents one of the most important bodies of the controlling political-administrative person of the mixed economy company, and it is not possible for him to develop his duties as a Director of Petrobras and National Treasury Attorney at the same time. It is clear that the tax issues that can be analyzed by a board member are varied and with different emphases, e.g., analysis of investment projects, possible tax agreements, and defense strategies. Therefore, it is impossible to analyze ex ante how to mitigate the formal and potential risks of conflicts of interest.

Our conclusion is also based on what the Company's Compliance area records in the Background Integrity Check (BCI), which identified a clear conflict of interest between the candidate's position in PGFN vis-à-vis the issues and interests related to Petrobras and the oil and natural gas sector.

For this reason, we understand that the nominee, as Attorney General of the National Treasury, falls under the prohibition of article 17, paragraph 2, item V, of Law 13303/16, which does not authorize the nomination of a person who has or may have any form of conflict of interest with the political-administrative person controlling the public company or mixed economy company or with the company or company itself.

That said, we believe that the candidate is ineligible for the reasons stated above.

In this sense, considering all the analyses and especially the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of Petrobras' Board of Directors, evaluating

compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, paragraph 1 of Decree no. 8.945/2016 and in Annex A of the Nomination Policy and the respective supporting documents presented; (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG); and (iv) the external legal opinion, dated 11-7-2022, **unanimously opined that the nominee Ricardo Soriano de Alencar does not meet the necessary requirements provided for in Law no. 13.303/2016, in Decree no. 8.945/2016 and in Petrobras' Policy of Indication, incurring in the prohibition contained in article 17, paragraph 2, item V, of Law no. 13.303/16.**

1.7. Appointment of Mr. Ruy Flaks Schneider as member of the Board of Directors

Initially, it was recalled that the COPE, in its 267th meeting, held on April 5, 2022, recognized the fulfillment of the requirements set forth in Law No. 13,303/2016 and Decree No. 8.945/2016, as well as the non-existence of prohibitions for the nominee to be elected as a Director of Directors, notwithstanding, it recognized that the nominee did not meet an additional requirement of the Nomination Policy and, adhering to the grounds of decision expressed in the 242nd, 252nd and 267th meetings of the Committee, manifested the understanding that the nature of the sanction imputed to the candidate was not sufficient to affect his unblemished reputation, concluding for the non-existence of a prohibition for Mr. Ruy Flaks Schneider to be elected a Member of the Board of Directors of Petrobras, being up to the shareholders, who so wished, to manifest themselves on the matter. It is worth noting that the nominee was elected a member of the Company's Board of Directors at the General Shareholders' Meeting of April 13, 2022.

Considering all the analyses and especially the debate that took place at that meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating the fulfillment of the

legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, paragraph 1 of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; and (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously** **opined that nominee Ruy Flaks Schneider meets the necessary requirements provided for in Law No. 13.303/2016 and Decree No. 8.945/2016 and does not incur in their prohibitions.**

As to the additional requirement contained in article 21, § 1, I of the Company's Bylawsxiv and sub-item "c" of item VI of Item 3.4.1.of the Indication Policy[xv], this COPE/CELEG, (i) considering the position of Petrobras' Legal Department[xvi] in the sense that, should any additional requirement not be observed by the nominee, it would be up to COPE to signal such condition in its manifestation and (ii) adhering to the grounds of the COPE in its 242nd, 252nd, and 267th meetings, in which the Committee **expressed the understanding that the nature of the sanction attributed to the candidate was not sufficient to affect his unblemished reputation, concluding that there was no prohibition for Mr. Ruy Flaks Schneider, Ruy Flaks Schneider to be elected as a Member of the Board of Directors of Petrobras**, this COPE/CELEG **recognized that the nominee does not meet the additional requirement mentioned above, but emphasized that it is up to the shareholders, if they so choose, to manifest themselves on the matter.**

Regarding the internal investigation related to non-compliance with the "Policy of Disclosure of Relevant Act or Fact and Securities Trading"

[xiv] "Art. 21 ....
§1 - For purposes of compliance with the legal requirements and prohibitions, the Company will also consider the following conditions for characterizing the unblemished reputation of the nominee for the management position, which will be detailed in the Nomination Policy:
I- do not have legal or administrative proceedings against them with unfavorable rulings to the nominee, in the second instance, observing the activity to be performed;"

[xv] "3.4.1 The following are additional integrity requirements imposed by Petrobras and reflected in Annex I of this Policy ("List of additional integrity requirements"):
(...) VI- Judicial and/or administrative proceedings: (...)
c) Not to have been fined in a definitive decision by external inspection, regulation, and control bodies in the last 5 years".

[xvi] Legal Counsel PJUR-00009804-2021, issued on 3-30-2021.

of Petrobras, this COPE/CELEG, aware of the manifestation of the Integrity Committee, as well as of the fact that no objection has been observed on the part of Compliance, has not verified, until the present meeting, any obstacle to the eligibility of the nominee.

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) take the necessary measures so that the company Schneider & Cia Consultoria Empresarial e Participações Ltda. formally abstains from providing services to Petrobras and its equity holdings, as well as to suppliers and competitors;

(ii) formally abstain from performing any act, within the scope of the companies in which it acts or holds equity interest, that are related to Petrobras' interests; and

(iii) formally abstain from performing any act in the scope of Petrobras' Board of Directors that is related to the interests of the companies in which he acts or holds equity stakes.

COPE/CELEG also recommended that Petrobras' Legal Department monitor the seven lawsuits, three administrative, two civil, one criminal and one tax, in which the nominee is a party, and must report to Compliance every six months on their progress. The Committee requested to register that, about these notes, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

1.8. Appointment of Mr. José João Abdalla Filho as member of the Board of Directors

Initially, it was recalled that COPE, in its 268th meeting, held on 8-4- 2022, recognized the fulfillment of the requirements provided for in Law No. 13,303/2016 and Decree No. 8,945/2016, as well as the non-existence of prohibitions to be elected board member.

However, it recognized that the nominee did not meet additional requirement of the Nomination Policy and, adhering to the grounds of decision expressed in the 242nd, 252nd and 268th meetings of the Committee, expressed the understanding that the nature of the sanction imposed on the candidate, as well as the financial pending issues related to the nominee were not sufficient to affect his unblemished reputation, concluding that there was no prohibition for Mr. José João Abdalla Filho to be elected as a Director of Petrobras. José João Abdalla Filho was elected a member of Petrobras' Board of Directors, and it was up to the shareholders, who so wished, to manifest themselves on the matter. It is worth noting that the nominee was elected a member of the Company's Board of Directors at the General Shareholders' Meeting of April 13, 2022.

Accordingly, considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; and (iii) the *Background Check* Integrity (BCI) and Capacity Building and Management (BCG) analyses, **unanimously opined that nominee José João Abdalla Filho meets the necessary requirements provided for in Law No. 13.303/2016 and Decree No. 8.945/2016 and does not incur their prohibitions.**

As for the additional requirements contained in article 21, § 1, I and II of the Company's Bylaws[xvii] and in subitems "b" of clause V and "c" of clause VI of Item

[xvii] "Art. 21 ....
§1 - For purposes of compliance with the legal requirements and prohibitions, the Company will also consider the following conditions for characterizing the unblemished reputation of the nominee for the management position, which will be detailed in the Nomination Policy:
I. does not have against him/her judicial or administrative proceedings with unfavorable ruling to the nominee, in second instance, observed the activity to be performed;

3.4.1.of the Indication Policy[xviii], this COPE/CELEG, (i) considering the position of Petrobras' Legal Department[xix] in the sense that, should any additional requirement not be observed by the nominee, it would be up to COPE to signal this condition in its manifestation; and (ii) adhering to the grounds of COPE in its 242nd, 252nd, and 268th meetings, in which the Committee **expressed the understanding that the nature of the penalty imposed on the candidate, as well as as the financial pendencies related to the nominee were not sufficient to affect his unblemished reputation, concluding for the inexistence of a prohibition for Mr. José João Abdalla Filho was elected Petrobras' Board of Directors , this COPE/CELEG recognized that the nominee does not meet the additional requirement previously mentioned, but emphasized that it is up to the shareholders, if they so choose , to manifest themselves on the issue.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) Provide timely information to Petrobras of any and all operations conducted with securities or any other instruments and structures issued by Petrobras and its shareholdings, in Brazil and abroad, by the investment funds managed by Banco Clássico;

(ii) formally abstain from performing any act, in the scope of the companies in which it acts or has direct or indirect ownership interest

---

II. not having any pending commercial or financial issues that have been subject to protest or inclusion in official defaulters' registries, being possible the clarification to the Company about such facts;"

xviii "3.4.1 The following are additional integrity requirements imposed by Petrobras and reflected in Annex I of this Policy ("List of additional integrity requirements"):

(...)

V- Commercial and financial pending:

(...)

b) It has no federal, state, or municipal tax debts, unless they are under judicial or administrative discussion on the nomination date.

VI- Judicial and/or administrative proceedings: (...)

c) Not to have been fined in a final decision within the scope of external inspection, regulation and control bodies in the last 5 years."

XX Legal Counsel PJUR-00009804-2021, issued on 3-30-2021.

that are related to the interests of Petrobras and its equity stakes;

(iii) formally abstain from performing any act, in the scope of the Board of Directors of Petrobras, that are related to the companies in which it acts or holds equity interest, directly or indirectly; and

(iv) provide the due regularization of the pending tax issues mentioned in the integrity report (BCI).

COPE/CELEG also recommended that Petrobras' Legal Department monitor the twenty-four lawsuits, four of a civil nature, seven of a criminal nature, two of a labor nature, ten of a tax nature, and one in the secrecy of the courts, listed in the BCI report, in which the nominee is a party, and must report to Compliance every six months on their progress. The Committee requested to register that, about these notes, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

Furthermore, in line with item 1.3.5 of Petrobras' Corporate Governance Guidelines[xx] and in attention to the best national and international corporate governance practices, this COPE/CELEG has recommended that the nominee, should he/she occupy the intended position, observe his/her simultaneous participation in management bodies of other companies, in a quantity that is compatible with the exercise of his/her attributions, in order to ensure that he/she has sufficient and necessary time available to exercise the position of Petrobras Director and eventual participation in its advisory bodies.

xx "1.3.5 Limit of Participation in Other Boards: The Board must recommend that its members do not participate simultaneously in Boards of other companies, in a quantity that is incompatible with the exercise of their duties, in order to ensure that they have sufficient time available to prepare for meetings and effectively participate in the Board of Directors of Petrobras."

1.9. Appointment of Mr. Marcelo Gasparino da Silva as member of the Board of Directors

Initially, it was recalled that COPE, in its 267th meeting, held on 5-4- 2022, recognized the fulfillment of the requirements provided for in Law No. 13,303/2016, Decree No. 8,945/2016 and Petrobras' Nomination Policy for Mr. Marcelo Gasparino da Silva to be elected as a member of Petrobras' Board of Directors. It is worth noting that the nominee was elected a member of the Company's Board of Directors at the General Shareholders' Meeting of April 13, 2022.

Accordingly, considering all the analyses and, especially, the debate that took place at this meeting, this COPE/CELEG, in order to assist the Board of Directors and, subsequently, the shareholders in the process of electing the nominee as a member of the Board of Directors of Petrobras, evaluating compliance with the legal requirements and impediments, as well as the additional requirements contained in the Bylaws and the Nomination Policy, considering: (i) the relevant procedures; (ii) the information provided by the nominee in the standardized form provided for in article 30, §1º of Decree no. 8.945/2016 and in Exhibit A of the Nomination Policy and the respective supporting documents submitted; and (iii) the analyses of *Background Check* Integrity (BCI) and Capacity Building and Management (BCG), **unanimously opined that nominee Marcelo Gasparino da Silva meets the necessary requirements provided for in Law no. 13.303/2016, Decree No. 8.945/2016 and the Petrobras Nomination Policy, as well as does not incur in any prohibitions, for him to be elected as a Member of the Board of Directors.**

Additionally, the Committee, following the suggestions of mitigating measures indicated by the Governance and Compliance Office, recommended that the nominee, should he or she occupy the intended position:

(i) take the necessary steps to ensure that companies in which it has a shareholding formally refrain from providing services to

Petrobras and its equity stakes, as well as to suppliers and competitors;

(ii) formally abstain from performing any act, in the scope of the administration of the companies in which it acts or holds equity interest, that is related to Petrobras' interests;

(iii) formally abstain from performing any act, in the scope of the Board of Directors of Petrobras, that is related to the interests of the companies in which it acts or holds equity interest; and

(iv) formally abstain from performing any act, in the scope of the Petrobras Board of Directors, that is related to the interests of the companies Proquigel Química S.A. and its parent company, UNIGEL S.A.

COPE/CELEG also recommended that Petrobras' Legal Department monitor the seven lawsuits, four of an administrative nature and two of a civil nature, in addition to the lawsuit in judicial secrecy, which is currently suspended, listed in the BCI report and in which the nominee is a party, and must report to Compliance on their progress every six months. The Committee requested to register that, about these notes, the Compliance area did not observe any impediments to the eligibility of the nominee in reference.

Furthermore, in line with item 1.3.5 of Petrobras' Corporate Governance Guidelines[xxi] and in attention to the best national and international corporate governance practices, this COPE/CELEG recommended that the nominee, should he/she occupy the intended position, observe his/her simultaneous participation in management bodies of other companies, in a quantity that is compatible with the exercise of his/her attributions, in order to ensure that he/she has sufficient and necessary time available for the exercise

xxi "1.3.5 Limit to Participation in Other Boards: The Board must recommend that its members do not participate simultaneously in Boards of other companies, in a quantity that is incompatible with the exercise of their duties, in order to ensure that they have sufficient time available to prepare for meetings and effectively participate in the Board of Directors of Petrobras."

of the position of Director of Petrobras and possible participation in its advisory bodies.

Before the end of the debates of the agenda, this COPE/CELEG, also in attention to the best national and international corporate governance practices, pointed out that the candidacies proposed by the controlling shareholder and minority shareholders did not observe the criteria of diversity of academic background and professional experience expected for the composition of an efficient Board of Directors. Moreover, it considered relevant to point out that the shareholders, gathered at the General Shareholders' Meeting, should observe the composition of the Board of Directors under formation *vis-à-vis* the future composition of the Company's Executive Board.

After the debates on the nominations, COPE/CELEG requested that the Compliance and Governance Executive Officer (DGC), as the central figure in Petrobras' integrity system, permanently diligence the adequacy and observance of all applicable requirements for the Company's managers, paying special attention to facts subsequent to this meeting.

Finally, COPE/CELEG also requested to register that, as in previous meetings, for all nominations considered by the Committee, whether acting as an advisory body to the General Shareholders' Meeting or the Board of Directors, a job is done prior to the meeting to check the documentation of the nominees by the Management Support to the Board of Directors of Petrobras' General Secretariat.

At eighteen hours and twenty-five minutes of July thirteenth, two thousand and twenty-two, the Chairman of this CELEG/COPE declared the meeting closed, and these minutes were drawn up, read, approved, and signed by the Chairman of this CELEG/COPE, by the members of this CELEG/COPE, and by the Petrobras Board of Directors Support Manager, responsible for

for acting as secretary for the meeting.

Francisco Petros
Member of the Board of Directors and President of this COPE/CELEG

Luiz Henrique Caroli Board member and member of this COPE/CELEG

Ana Silvia Corso Matte
External member of COPE and member of this COPE/CELEG

Tales José Bertozzo Bronzato
External member of COPE and member of this COPE/CELEG

Nathália Ianni Ribeiro
Manager
SEGEPE/SCA Meeting Secretary

PETROBRAS

Publicly Held Company
CNPJ/MF: 33.000.167/0001-01
NIRE: 33.300.032.061

CERTIFICATE

I hereby certify, for all legal purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at the meeting held on July 18, 2022 (Meeting No. 1,691), chaired by Márcio Andrade Weber, with the attendance of board members Rosangela Buzanelli Torres, Sonia Julia Sulzbeck Villalobos, Caio Mário Paes de Andrade, Francisco Petros Oliveira Lima Papathanasiadis, José João Abdalla Filho, Luiz Henrique Caroli, Marcelo Gasparino da Silva, Marcelo Mesquita de Siqueira Filho, Murilo Marroquim de Souza, and Ruy Flaks Schneider, to resolve on the **CALLING OF THE EXTRAORDINARY SHAREHOLDERS' MEETING**, by a majority vote, approved the calling of the Extraordinary Shareholders' Meeting (ESM), to be held on August 19, 2022, at 1:00 PM, to resolve on the following matters: (i) election of eight (8) members of Petrobras' Board of Directors, forwarding the eight nominations considered eligible by the Eligibility Committee (CELEG) to the ESM for analysis, as per CELEG meetings number 273, held on June 24, 2022, and 274, held on July 13, 2022, whose analyses were validated by the Board of Directors at a session held today; and (ii) election of the Chair of the Board of Directors of Petrobras. Board members Rosangela Buzanelli Torres, Francisco Petros Oliveira Lima Papathanasiadis and Murilo Marroquim de Souza cast votes against this approval, as they believe the matter requires an in-depth analysis. Board member José João Abdalla Filho cast a vote against this matter as he believes ten nominations for the Board of Directors received by the Company should be forwarded to the ESM for analysis, including two nominations deemed ineligible by CELEG at meeting number 274, with the final assessment of the nominations to be carried out by the Shareholders' Meeting. The other board members cast a vote in favor of the approval of the matter. --

Rio de Janeiro, July 18, 2022.

João Gonçalves Gabriel
General Secretary of Petrobras

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS'S BOARD OF DIRECTORS MEMBER

The appointment of a member of Petrobras' Board of Directors, whether by the controlling shareholder, or by the minority shareholders, must fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"): https://api.mziq.com/mzfilemanager/v2/d/25fdf098-34f5-4608-b7fa-17d60b2de47d/573fc239-eb11-a00e-7503-5d75f777c05c?origin=2, otherwise its tenure will not be granted.

As provided in art.37 of CVM Resolution No. 81, of March 29, 2002 ("Resolution 81"), for indications to be included in the remote voting form, these must be made by shareholders at least 25 (twenty-five) days prior to the date of the General Meeting.

For the names of candidates to be eligible to run for a seat on the Board at the Meeting, pursuant to the provisions of art. 21, § 4 of the Bylaws, the nominations of candidates made by minority shareholders must be made within 16 (sixteen) business days prior to the date of the General Meeting, that is, by 07/28/2022, by means of the delivery of the Forms contained in the Attachments below, duly filled out, as well as the documentation listed therein, in order to attest compliance with the requirements.
The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br.

Once all documentation has been received, the People´s Committee ("COPE"), acting in compliance with art. 21, item 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the form and supporting documentation, advising shareholders on the compliance with the requirements and non-occurrence of prohibitions for the position as established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Appointment Policy.

Indications made by shareholders on a date later than 16 (sixteen) working days, and which do not have time for analysis by COPE, will be analyzed by the Secretary of the Assembly, as per item 4.6.5.1 of Petrobras' Nomination Policy, in which case the candidate's investiture will be subject to the analysis of the additional requirements provided for in Annex II by COPE and the recommendation for approval by the Committee.

Also under the terms of item 4.6.5.2 of the Nomination Policy, should COPE not recommend the approval of the candidate whose requirements analysis was carried out as per item 4.6.5, the position will remain unfilled and a new general meeting will be convened for its filling.

Annex I: Form of the Ministry of Economy – Senior Management Registration – Executive Officers or member of the Board of Directors;
Annex II: Annex A of Petrobras Indication Policy - Petrobras Indication Requirements Form;
Annex III: ; CVM Statement and Law 13.303/2016;
Annex IV: Statement on Politically Exposed Person;
Annex V: Items 12.5 to 12.10 of the "Formulário de Referencia".

ANNEX I

MINISTRY OF ECONOMY

Special Department for Privatization and Divestment

Department for the Coordination and Governance of State-Owned Companies

MANAGER'S REGISTRATION – Executive Officer or Board of Director Member

Verification of the legal and statutory requirements and prohibitions required for the appointment of a Director - Board of Directors or Officer - of a state-owned company whose gross operating revenue is equal to or greater than R$ 90 million. Form prepared in accordance with Law No. 13,303, of June 30, 2016, and Decree No. 8,945, of December 27, 2016.

Important

(i) All pages of this form must be initialed/signed by the nominee, except the last one, which must necessarily include his/her signature. The form may be signed digitally (Ordinance SEST/SEDDM/ME No. 10.397, of August 26, 2021).
After being filled out, initialed and signed, the form must be scanned and will compose a single file along with the supporting documentation of the qualifications/experience declared in its items 14, 15, 17, and 18.
(ii) As determined by paragraphs 1 and 2 of art. 30 of Decree No. 8.945/16, the requirements must be proven documentally, and the form that is not accompanied by the supporting documents will be rejected.
(iii) as determined by art. 24 of Law # 9.784/99, should new information be requested from the candidate, a period of 5 days will be granted, extended up to double that period, upon proven justification.
(iv) Not incurring in any of the events of prohibition, in the terms of this standard form, must be maintained while in the effective exercise of the position.

A. DADOS PESSOAIS

1. Full name:	
2. CPF:	
3. Gender M ( ) F ( )	
4. Business Phone:	5. Personal Phone:
6. Business e-mail:	
7. Personal e-mail:	
12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer	
9. If you have marked the position of Executive Officer, specify the Executive Officer:	
10. Company to which it was nominated:	

11. Permanent Duty:
12. Function held in commission:
13. Function code:

B. REQUIREMENTS - Need for documentary evidence

14. Do you have academic training (undergraduate and/or graduate) recognized or accredited by the Ministry of Education, compatible with the position for which you have been nominated? (item III and § 1 of art. 28 of Decree No. 8,945/16).

( ) Yes ( ) No

i) Attach a copy of the undergraduate degree (front and back) and/or a copy of the graduate certificate (front and back) recognized or accredited by the Ministry of Education

ii) Academic background preferably in: a) Administration or Public Administration; b) Actuarial Science; c) Economic Science; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the company's area of activity for which he/she was indicated. (Paragraph 2, I of art. 62 of Decree No. 8,945/16).

15. Mark the items with the professional experience you have, and then fill out the following table. Of the experiences listed in the items ("a" - "e") below, please check only those that can be documented for the time required by the Decree. (Item IV, Article 28, Decree No. 8,945/16).

i) According to Paragraphs 2 and 3, art. 28 of Decree No. 8,945/16, the periods of experience related to distinct paragraphs cannot be added for the purposes of calculating the time required, while those related to the experiences mentioned in the same paragraph may be added.

ii) The table provided must be filled out with the time of the declared experience, and the start and end dates must be informed (day, month, and year).

( ) a. Ten years, in the public or private sector, in the area of activity of the state-owned company or in an area related to that for which they are appointed in a senior management position;

i) In the company's area of activity implies experience(s) acquired in the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market, such as, for example, the infrastructure, financial, information technology, etc. sectors.

ii) Experience in an area related to the position for which he was indicated refers to the previous exercise of similar or equivalent attributions to the one he is being designated for, in a function of superior management.

iii) According to the understanding of the Legal Department of the Ministry of Economy, the senior management function in the public sector must be interpreted as any position of commission or function of trust exercised among those listed as Positions of the Senior Management and Advisory Group (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and functions of the Executive Power (FCPE), the exercise of positions and functions equivalent to them in the scope of the other Branches (Legislative and Judiciary) or even in the scope of the other national political entities (States, Municipalities, and Federal District), precisely because the exercise of commissioned or trust positions corresponds to the practice of management attributions in the public sphere.

iv) According to the understanding of the Legal Department of the Ministry of Economy, the senior management function in the private sector should be interpreted as any management function.

( ) b. Four years as a Director, Board of Directors, audit committee member or senior manager in a company similar in size or corporate purpose to the state-owned company, it being understood that a senior managerial position is one located in the two highest non-statutory hierarchical levels of the company;

i) According to §1º, art. 51 of Decree no. 8.945/16, a "smaller-sized" company is considered one that has gross operational revenue lower than R$ 90,000,000.00 (ninety million reais) based on the last annual accounting statement approved by the general assembly. On the other hand, a "larger-sized company" is considered the entity that has calculated a gross operational revenue equal or superior to R$ 90,000,000.00 (ninety million reais), based on the last annual accounting statement approved by the general assembly.

ii) Similar social objective concerns the development of activities/functions in companies that operate in the same field as the state company for which it was indicated.

iii) A document must be presented proving that the company in which he/she works or has worked is similar in size or purpose to the state company.

iv) A document must be presented proving that the top management position is situated in the two highest non-statutory hierarchical levels. Ex: company's organization chart.

( ) c. Four years in a commissioned position or function of trust equivalent to level 4 or above, of the Upper Management and Advisory Group - DAS, in a legal entity of internal public law;

Observation: it is necessary to attach a document dealing with equivalence in cases of holding a position in other organs, branches, or other federal entity.

( ) d. Four years as a professor or researcher, at a higher level, in the field of activity of the state company; or

( ) e. Four years as a liberal professional in an activity linked to the state-owned company's area of activity.

Declared Time of Experience and Function

Selected Experience Item	Start date of the declared function (day, month and year)	End date of the declared function (day, month and year)	Position Held	Documentary Evidence

Examples of supporting documents to be submitted for the requirements in lines ("a" - "e"):
- Ordinances of appointment and exoneration or extract of the people management system with the effective

exercise count;
- Declaration of the company/agency/institution where you have worked professionally;
- Employment contract records in the National Employment and Social Security Card (CNTPS);
- Copies of the pages of the Transparency Portal that inform about ties with the public sector; and
- Other proof of effective exercise as a liberal professional.

Note: the supporting documents of the experience declared must have the relevant content highlighted (e.g. highlighted in yellow), in order to facilitate its identification by those responsible for evaluating the probative documentation.

16. Does he/she have notorious knowledge compatible with the position for which he/she has been nominated? (art. 28 of Decree No. 8,945/16).

( ) Yes ( ) No

i) Notorious knowledge can be recognized, by way of example, with the following education or experience:

(a) Post-graduate, master's or doctoral degrees, compatible with the position for which he/she was nominated; or

b) Published articles, professional work developed, compatible with the position for which he/she was nominated; or

c) Extension courses compatible with the position for which he/she was nominated.

17. Which is the most adherent element to indicate your notorious knowledge compatible with the administrator position?

Resposta:____

Please submit as supporting documents:

- Copy of specialization certificate and/or copy of master's or doctorate diploma (front and back);

- Declaration/certificate of completion of courses;

- Published article(s);

- Declaration of professional work developed by the company/organization; or

- Others that you may find pertinent.

18. Does he/she meet the additional specific requirement(s) required for the position of Director, as defined in the Company's Bylaws? (article 24, item II, of Decree No. 8,945/16).

( ) Yes ( ) No

(i) Specific additional requirement(s) required exclusively for candidates for the position of Company Director.

(ii) Documentary evidence is required.

19. Are you a resident in Brazil (mandatory requirement only for indication of Director):

() Yes () No

20. Do you comply with the requirements of the Bylaws of the State Company to which you were nominated?

() Yes () No

C. PROHIBITIONS - SELF-DECLARATION FOR CANDIDACY TO THE POSITION OF DIRECTOR IN A LARGER COMPANY

I declare that I do not fit into the prohibitions contained in paragraphs 2 and 3, article 17, of Law No. 13,303, of June 30, 2016; in items I to XI, article 29 of Decree No. 8,945, of December 27, 2016; in article 1 of Complementary Law No. 64, of May 18, 1990; in art. 147 of Law No. 6,404, of December 15, 1976, and in the Company's Bylaws, imposed on the nominees for the positions of administrator (board member and director, including president, general director, and CEO).

I also declare that I am aware that the situations described in art. 5 of Law n° 12,813, of May 16, 2013 constitute a conflict of interest in the exercise of office or employment in the scope of the Federal Executive Branch, that I am not included in the impediments subsequent to the exercise of the office or employment listed therein, and that I am not included in the list of persons responsible whom the Federal Audit Court (TCU) declared to be irregular, dishonest, or disqualified.

______________________________ ____________________

Nominee's Signature Location/Date

D. COMPLEMENTARY PROHIBITIONS- SELF-DECLARATION OF INDEPENDENCE - CANDIDATURE FOR EXERCISE OF THE OFFICE OF INDEPENDENT DIRECTOR IN STATE COMPANY (complete only if you are being nominated for an Independent Director position)

I declare that I do not fit into the prohibitions contained in § 1 of art. 22, of Law No. 13,303, of June 30, 2016, and in § 1 of art. 36, of Decree No. 8,945, of December 27, 2016, which list the characteristics that express independence for candidacy for the position of independent member of the board of directors.

______________________________ ____________________

Nominee's Signature Location/Date

E. AUTHORIZATIONS

I authorize that my résumé be kept in a database and that it may eventually be used in selection processes for positions indicated by the Union in companies.
( ) Yes ( ) No

I authorize the processing of my personal data for the purposes of the nomination process, as set forth in item I, art. 7 of Law 13.709/18.
( ) Yes ( ) No

I declare that I am aware of the possible civil, administrative, and criminal penalties that any false statements may incur. I affirm that all the information provided and attached vouchers are accurate, true, and without erasures of any kind, and are considered suitable for use in the analysis of the requirements and prohibitions for occupation of the position for which I was nominated.

______________________________ ________________

Nominee's Signature Location/Date

ANNEX II

PETROBRAS NOMINATION REQUIREMENTS FORM

CANDIDATE INFORMATION		
NAME:		Date of Birth:
CPF(Tax ID):	ID:	
Mobile Phone:	Registration (Petrobras Employee):	Key Registration (Petrobras Employee)
Spouse's Name:		CPF(Tax ID):
Father's Name:		
Mother's Name:		
Address: Street, Number and adress, District, Zip, City, State, Country.		
Residence in the last 5 (five) years (Country/Municipality/Estate) *Note: Candidates who have lived outside of Brazil in the last 5 years must declare the period and place in this field.*		

DESIRED POSITION INFORMATION	
INTENDED FUNCTION:	
DATE OF THE REQUEST:	LOTATION OF DESTINATION:

SECTION I - INTEGRITY ASSESSMENT		
1. Corporate Participation		
1.1. Do you hold shares in limited liability companies (art. 1.099 of the Civil Code) and/or privately-held corporations (art. 243, §§ 4 and 5 of Law 6.404/76), in Brazil and abroad? If yes, please specify below: *Note: In the field "Participação Detida" inform the percentage of participation in relation to the total and voting capital.*		( ) Yes ( ) No
Corporate Name	**CNPJ or Fiscal Register**	**Participation Held**

1.2. It is part of the decision-making structure of a non-profit legal entity, except for higher education institutions and legal entities linked to them or Social Organization (OS) with a mission to develop scientific activities, which has transacted as a supplier, client, sponsored entity, consortium or agreement with Petrobras, its subsidiaries, controlled companies and affiliates in the last 12 (twelve) months.		( )Yes ( ) No
2. History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form		
2.1. Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.		( )Yes ( ) No
3. Commercial and financial issues:		
3.1. It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.		( )Yes ( ) No
3.2. It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.		( )Yes ( ) No
4. Judicial and/or administrative proceedings:		
4.1. has been convicted at any instance, in Brazil or abroad, in a judicial proceeding for a crime against property, or for a crime against the Public Administration, or for a crime of money laundering, or for an illicit act related to reckless or fraudulent management, including in cases of bankruptcy or judicial reorganization		( )Yes ( ) No
4.2. You have been sentenced in a second instance, in Brazil or abroad, in a lawsuit of any nature that does not fit into the previous categories or for an act of administrative misconduct, as long as it is related to the activity to be performed.		( )Yes ( ) No
4.3. It has been fined by a definitive decision within the scope of external inspection, regulation, and control bodies in the last 5 (five) years.		( )Yes ( ) No
5. Indication in positions on the Board of Directors or Fiscal Council of Petrobras' Shareholdings		
5.1. Do you currently concurrently hold 3 (three) or more positions on the Board of Directors or on the Fiscal Council of Petrobras? *Note: Participation in statutory bodies of companies in liquidation should not be considered*		( )Yes ( ) No
5.2. Do you currently receive compensation on 2 (two) Petrobras Board of Directors or Fiscal Council?		( )Yes ( ) No

5.3. Do you currently receive compensation in 2 (two) collegiate bodies of state-owned companies, whether or not contained in the Petrobras Conglomerate, including the Board of Directors and Fiscal Council, Executive Board, and the Committees? *Note: According to article 35 of Decree 8,945/16, only the following are included in the prohibition of accumulation of remuneration (a) members of the federal public administration, direct or indirect, including public servants or employees of any of the branches of government and of the entities of the indirect federal administration, whether or not holding a competitive examination, except if they are on leave without remuneration, and Directors of state-owned companies of any federal entity; as well as (b) retired persons who hold a commissioned position in the direct or indirect federal public administration.*	( ) Yes ( ) No
5.4. In case of a positive answer to any of the above items, please specify the companies, informing the position held and referring to the item.	

6. Family Relationship

6.1. Are you a relative by blood or affinity up to the third degree of the persons mentioned in items I to IX of article 21, §2 of Petrobras' Bylaws? *If the answer is yes, inform the name, the degree of relationship, and the classification under items I to IX of article 21, §2 of Petrobras Bylaws*	) Yes ( ) No

Documents for proving integrity requirements

Requirements	Means of proof
Commercial and financial pending issues and legal and/or administrative proceedings	Petrobras may request the presentation of complementary documents if it finds any inconsistency in the nominee's self-declaration or during the process of verifying the nomination's conformity.
Identification documents	- Copy of CPF and RG - Copy of Marriage Certificate - Declaration of Stable Union
Tax debts (federal, state or municipal)	Negative certificates, or positive with negative effects, of federal, state, and municipal tax/tax debts of its domicile in the last 5 (five) years.

SECTION II - INDEPENDENCE CRITERIA

If this section is not applicable to the position you are applying for, check the box beside:	( ) Not Applicable

2.1 – are you related to Petróleo Brasileiro S.A. - "Petrobras" or its subsidiaries headquartered in Brazil, except as to participation in Petrobras' Board of Directors or participation in its capital stock?	( ) Yes ( ) No
2.2 - do you have or had, in the last 3 (three) years, any relationship of any kind with Petrobras or the Federal Government that could compromise your independence, except for the participation in Petrobras' capital stock?	( ) Yes ( ) No
2.3 – are you a spouse or relative by blood or similar or by adoption, up to the third degree, of a head of the Executive Branch, a Minister of State or a Secretary of the Public Controller, a Secretary of State, of the Federal District or Municipality or administrator of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.4 - do you maintain or have maintained, in the last 3 (three) years, any relationship of any nature with Petrobras, the Federal Government, or any entity related to the persons mentioned in question 2.3 above, which may compromise your independence? (persons related to public teaching and/or research institutions are excluded from this restriction)	( ) Yes ( ) No
2.5 - in the past three (3) years, are you or have you been an employee or an Officer of Petrobras, its subsidiaries or affiliates?	( ) Yes ( ) No
2.6 - are you a supplier or buyer, direct or indirect, of services and/or products of Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.7 - are you an employee or administrator of a company or entity that offers or demands services or products from Petrobras or its subsidiaries headquartered in Brazil?	( ) Yes ( ) No
2.8 - do you receive any other compensation from Petrobras or its subsidiaries headquartered in Brazil, other than that related to your position as a member of the Board of Directors or the Statutory Audit Committee, except for compensation arising from ownership interest in the company?	( ) Yes ( ) No

	I HEREBY DECLARE for all due purposes that I am an Independent Director, in accordance with the criteria listed above and contained in art. 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.
	I HEREBY DECLARE for all due purposes that I am not an Independent Director, in accordance with the criteria listed above and contained in Article 36, §1, of Decree No. 8,945, dated December 27, 2016 and the Listing Regulations of Level 2 of Corporate Governance.

SECTION III - DECLARATION OF ELIGIBILITY AND UNBLEMISHED REPUTATION	
If this section is not applicable to the position you are applying for, check the box beside:	( ) Not applicable
3.1 - I am disqualified by special law, or convicted of a crime of bankruptcy, prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of a criminal penalty that prohibits, even temporarily, access to public office, as provided in § 1 of art. 147 of Law 6404/76;	( ) Yes ( ) No
3.2 - I have been sentenced by the Securities and Exchange Commission to temporary suspension or disqualification, which makes me ineligible for management positions in publicly held companies, as established in §2° of art. 147 of Law 6404/76	( ) Yes ( ) No

3.3 - I meet the requirement of unblemished reputation established in § 3° of art. 147 of Law 6.404/76;	( ) Yes ( ) No
3.4 - I hold a position in a company that may be considered a competitor of the company, and I have or represent interests conflicting with those of the company, pursuant to items I and II of Paragraph 3 of Article 147, Law # 6404/76.	( ) Yes ( ) No
NOTE: For purposes of this Form, a person is presumed to have interests conflicting with those of the company who, cumulatively: (i) has been elected by a shareholder who has also elected a director in a competing company; and (ii) maintain a subordinate relationship with the shareholder who elected him. In case the answer to item 3.4 above is not filled out, the declarant must explain in detail the reasons that prevent the declaration:	
Address(es) at which, if appointed administrator, he will receive summonses and subpoenas in administrative and judicial proceedings related to acts of management, which shall be deemed to be served upon delivery at the indicated address, which can only be changed by means of communication to the company. Address 1: ____________________ Address 2: ____________________ Address 3: ____________________	

Aware of the possible civil, administrative, and criminal penalties that any false statements may incur, I affirm that the information provided and the attached vouchers are accurate, true, and without erasures of any kind, and may be used by the Personnel Committee.

____________________ Place and date

____________________ Signature of Candidate

ANNEX III

DECLARATION

In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Brazilian Securities and Exchange Commission (*"Comissão de Valores Mobiliários"* or *"CVM"*), as well as with the provisions of Law No. 13,303/2016, I, the undersigned, declare, under the penalties of the law, that:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6,404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the CVM, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6,404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6,404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76.

Location/date

____

[name]

ANNEX IV

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per CVM Instruction No. 617/2019, Annex 5-I:

Art. 1 For the purposes of the provisions of this Instruction, the following persons are considered politically exposed:

I – holders of elective mandates from the Executive and Legislative Branches of the Brazilian federal government;

II - the occupants of office, in the Executive Administration of the Brazilian federal government, of:

a) Minister of State or equivalent;

b) special nature or equivalent;

c) president, vice president and director, or equivalent, of indirect public administration entities; and

d) senior management and advisory group – DAS, level 6, or equivalent;

III – the members of the Supreme Federal Court, Superior Courts and Regional Federal, Labor and Electoral Courts;

IV – the Attorney General of the Republic, the Labor Attorney General, the Military Justice Attorney General and the Justice Attorneys General of the States and the Federal District;

V – the members of the Court of Auditors and the Attorney General of the Public Ministry at the Court of Auditors of the Brazilian federal government;

VI – the presidents and national treasurers, or equivalent, of political parties;

VII - governors and secretaries of State and of the Federal District, state and district deputies, presidents, or equivalent, of state and district indirect public administration entities and presidents of Courts of Justice, Military, Accounts or equivalent of State and the Federal District;

VIII – Mayors, Councilmen, Municipal Secretaries, presidents, or equivalents, of municipal indirect public administration entities and the Presidents of Audit Courts, or equivalents, of the Municipalities.

Sole Paragraph. For the purpose of identifying politically exposed persons who fit in the caput, the persons mentioned in items I to IV of art. 3 of the Resolution must consult the specific database made available by the Federal Government.

Art. 2: Persons who, abroad, are considered politically exposed are also considered to be:

I – heads of state or government;

II – higher-ranking politicians;

III – occupants of senior government positions;

IV – general officers and members of higher levels of the judiciary;

V – senior executives of public companies; or

VI – leaders of political parties.

Art. 3 Politically exposed persons are also considered to be the leaders of higher echelons of public or private international law entities.

Art. 4 For the purposes of identification of politically exposed persons that fit in arts. 2 and 3, the persons mentioned in items I to IV of art. 3 of the Resolution must resort to open sources and public and private databases.

Art. 5 The condition of politically exposed person lasts up to 5 (five) years from the date in which the person ceases to be included in arts. 1 to 3 of this Annex A..

Art. 6 For the purposes of the provisions of item I, paragraph 2 of art. 5 of this Instruction, the following are considered:

I – family members: relatives, in the direct line, up to the second degree, spouse, partner, stepson and stepdaughter; and

II - close collaborators:

a) natural persons who are known to have a partnership or joint ownership in legal entities governed by private law or in arrangements without legal personality, who appear as agents, even if by private instrument, or have any other type of close relationship of public knowledge with a politically exposed person; and

b) natural persons who have control of legal entities governed by private law or in unincorporated arrangements, known to have been created for the benefit of a politically exposed person.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I, as I do not fit into any of the situations that characterize PEP.

____**YES,** I am a Politically Exposed Person, under the terms of CVM Instruction No. 617/2019, Annex 5-I.

Mandate Exercised at Petrobras	Duration

AND/OR

Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2022

____

[SIGNATURE]

ANNEX V

Items 12.5 to 12.10 of the Reference Form

12. General shareholders' meeting and management

12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:	
a.	name
b.	date of birth
c.	occupation
d.	Tax ID (CPF) or passport number
e.	elective office held
f.	election date
g.	initial date of term of office
h.	term of office
i.	other positions or roles held in the issuer
j.	elected by the controller or not
k.	if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
l.	number of consecutive terms
m.	information about:
	i. main professional experiences along the last 5 years, indicating:
	• name and business segment of the company
	• position

• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer
ii. indication of all officer positions in other companies or organizations in the third sector
n. description of any of the following events that have occurred along the past 5 years:
i. any criminal conviction
ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied
iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity
12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a. officers of the issuer
b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer

12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital
b. a direct or indirect controller of the issuer
c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2022.

[SIGNATURE]

ANNEX VI

OFFICIAL LETTER WITH THE CVM RESPONSE TO PETROBRAS' QUESTIONING

REGARDING THE NOMINATION OF CANDIDATES TO THE BOARD OF DIRECTORS

Rio de Janeiro, August 4th 2022.

Official Letter nº 132/2022/CVM/SEP/GEA-3

To Sirs
Márcio Andrade Weber and Rodrigo Araujo Alves
Chairman of the Board of Directors and Investor Relations Officer of PETRÓLEO BRASILEIRO S.A. - PETROBRAS
E- mail: dfinri@petrobras.com.br

Subject: **Inquiry from a publicly-held company administrator**

CVM Process nº 19957.010398/2022-35

Dear Sirs,

1. We refer to the consultation sent on 07.20.2022 by Mr. Márcio Andrade Weber, in his capacity as Chairman of the Board of Directors of Petróleo Brasileiro S.A. - PETROBRAS ("Company").
2. In this regard, we note that on 07.18.2022, the Company disclosed a press release to the market informing that its Board of Directors (BD), in a session attended only by members who were not nominated for the new election, fully validated the analyses of the Eligibility Committee (CELEG) in relation to the candidates nominated by the shareholders.
3. However, on 07.20.2022, an official note was published on the website of the Ministry of Mines and Energy informing that the agency did not find any impediments indicated by CELEG, thus maintaining the same names already previously indicated.
4. On 07.20.2022, the aforementioned consultation was forwarded with the following questions:

> 1. Should the Board of Directors consider that any candidate for the position of Board of Directors falls into one of the prohibitions indicated in art. 17, paragraph 2, of Law 13.303/2016, must it, in accordance with the said Law and its regulating Decree (Decree 8,945/2016), call, in the light of Law 6,404/76, the General Shareholders' Meeting, the body competent to deliberate on the election of Directors, without the inclusion of the nominee(s) considered to be encompassed by the aforementioned prohibitions?
>
> 2. If the first question is confirmed, should the number of candidates considered not eligible by the Board of Directors make the filling of the available vacancies not feasible, what is the procedure to be given?

5. **Regarding the first question**, the decision is that of the Board of Directors

itself, and it should take into consideration the wider set of information it has available (regulations, internal policies, legal opinions, previous cases, among others), being certain that the decision should be the same regardless of whether the indication comes from the controlling shareholder or any other.

6. And, in this sense, we verified that the nominees who, in the understanding of the Board of Directors, fall under the prohibitions provided for in art. 17, paragraph 2, of Law 13,303/2016, were not included in the management proposal documents and in the remote voting ballot (BVD) forwarded on 07.19.2022.

7. It should be clarify that the regularity of these documents is **not** being object of analysis in the present consultation process.

8. Nevertheless, the following excerpts included in the management's proposal document:

> "Indications made by shareholders on a date later than 16 (sixteen) working days, and which do not have time for analysis by COPE, will be analyzed by the Secretary of the Assembly, as per item 4.6.5.1 of Petrobras' Nomination Policy, in which case the candidate's investiture will be subject to the analysis of the additional requirements provided for in Annex II by COPE and the recommendation for approval by the Committee. Also under the terms of item 4.6.5.2 of the Nomination Policy, should COPE not recommend the approval of the candidate whose requirements analysis was carried out as per item 4.6.5, the position will remain unfilled and a new general meeting will be convened for its filling"; and

> "The appointment of a member of Petrobras' Board of Directors, whether by the controlling shareholder, or by the minority shareholders, must fully comply with the requirements and prohibitions imposed by the Brazilian Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"), otherwise its tenure will not be granted." (emphasis added)

9. **Regarding the second question**, in case the non-compliance with article 18 and/or 19 of its Bylaws is verified, the company must act as soon as possible for the due correction.

10. Finally, it is worth mentioning that if a violation to §1º of art. 147 of Law nº 6.404/76 is verified, eventual responsibilities will be investigated by the Superintendence of Relations with Companies and, in fact, it is strange that the controlling shareholder has maintained the indications of the two candidates considered ineligible by the Board of Directors.

Petrobras on letter from the Ministry of Economy

Rio de Janeiro, August 11, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 07/20/2022, informs that it received a official letter from the Ministry of Economy (ME) today, at 09:25 a.m., ratifying the nomination by the controlling shareholder of Mr. Ricardo Soriano de Alencar for the Company's Board of Directors (BD), to be submitted to the Extraordinary General Meeting (EGM) called for 08/19/2022.

The Manual of the EGM was resubmitted on this date to inform about the receipt of this official letter (Attachment VII of the Manual) and is available on the website https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/assemblies-and-meetings/ and on the CVM website (http://www.cvm.gov.br).

Relevant facts will be communicated to the market in due course.

www.petrobras.com.br/ri
For more information:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations
e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br
Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.
Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Annex VIII - Press Release on official letter from the Ministry of Mines and Energy

Petrobras on letter from the Ministry of Mines and Energy

Rio de Janeiro, August 15, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the releases disclosed on 07/20/2022 and 08/11/2022, informs that it received an official letter from the Ministry of Mines and Energy (MME) today, at 5:47 p.m., ratifying the nomination by the controlling shareholder of Mr. Jônathas Assunção Salvador Nery de Castro for the Company's Board of Directors (BD), to be submitted to the Extraordinary General Meeting (EGM) called for 08/19/2022.

The Manual of the EGM was resubmitted on this date to inform about the receipt of this official letter (Attachment VIII of the Manual) and is available on the website https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/assemblies-and-meetings/ and on the CVM website (http://www.cvm.gov.br).

Relevant facts will be communicated to the market in due course.

www.petrobras.com.br/ri
For more information:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations
e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br
Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.
Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

PRESENTATION TO SHAREHOLDERS

ITEM II

ELECTION OF THE CHAIRMAN OF PETROBRAS BOARD OF DIRECTORS

Dear Shareholders,

The election of the Chairman of Petrobras Board of Directors, in accordance with the Company's Bylaws, will be held during the Extraordinary General Meeting ("EGM").

The controlling shareholder appointed Mr. Gileno Gurjão Barreto as Chairman of the Board of Directors.

Rio de Janeiro, July 19, 2022.

Caio Mário Paes de Andrade
CEO